13

07028426

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Impact Capital Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 05 2007
THOMSON FINANCIAL

FILE NO. 82- 34985 FISCAL YEAR 6-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 12/3/07

AR/S
6-30-07

Impact capital

Annual Report 2007

for the year ended 30 June

Impact

ABN 22 094 503 385

Impact

Impact

Impact

Impact

Impact



Corporate Directory

CORPORATE AND REGISTERED OFFICE

Level 7, 10 Market Street
Brisbane QLD 4000, Australia
PO Box 7111 Riverside Centre, Brisbane QLD 4001

Telephone: (07) 3211 8000

Facsimile: (07) 3211 8933

E-Mail: info@impactcapital.com.au

COMPANY SECRETARY

Alison Hill

SHARE REGISTRY

Computershare Investor Services Pty Ltd
Level 19, 307 Queen Street
Brisbane QLD 4000

Telephone: (03) 9415 4099

Freecall: 1300 552 270

Facsimile: (07) 3237 2152

AUDITORS

KPMG

Level 16, Riparian Plaza
71 Eagle Street, Brisbane QLD 4000

MARKETING COMMUNICATION CONSULTANTS

Three Plus

15 Cordelia Street

Brisbane QLD 4101

Telephone: (07) 3503 5700

Facsimile: (07) 3503 5799

SOLICITORS – COMMERCIAL MATTERS

Phillips Fox

Level 26, Waterfront Place
1 Eagle Street, Brisbane QLD 4000

SOLICITORS – COMPLIANCE MATTERS

Clayton Utz

Level 28, Riparian Plaza
71 Eagle Street, Brisbane QLD 4000

BANKERS

Bank of Western Australia Ltd

Level 17, Waterfront Place
1 Eagle Street, Brisbane QLD 4000

STOCK EXCHANGE

Australian Securities Exchange

Brisbane QLD 4000
ASX Code: ICD

WEBSITE

www.impactcapital.com.au



Contents

The Annual General Meeting of shareholders of ***Impact Capital Limited*** *will be held at the Riverside Centre Auditorium, Level 5, 123 Eagle Street, Brisbane on Wednesday 21 November 2007 at 11.00AM*



Highlights 2006 / 2007

Annual results at a glance		2007	2006	Change
Australasian operating profit before tax	$ million	**2.9**	0.1	▲
Net profit after tax	$ million	**(0.3)**	1.8	▼
Revenue	$ million	**7.4**	3.5	▲
Operating cash flows (outflows)	$ million	**(0.4)**	(2.2)	▼
Gross Loan Book	$ million	**39.6**	18.9	▲
Loans advanced (cumulative)	No. Thousands	**5.9**	1.8	▲
Loans repaid (cumulative)	No. Thousands	**2.1**	0.7	▲

- Gross Loan Book at 30 June 2007 of $39.6m exceeded target
- Gross revenue increased by 112% from $3.5m to $7.4m
- Australasian operating profit before tax increased by 2800% from $0.1m to $2.9m
- Operating cash flow positive in quarter ended 30 June 2007 for $0.3m
- Negotiation of replacement debt facility of $50.5m with BankWest
- Increase in NAB debt facility from $15m to $40m
- National expansion with sales and marketing offices established in Sydney and Melbourne
- Geographical expansion into New Zealand
- Increasing diversification of products

Australasian Operating Profit before Tax


Millions of Dollars ($000,000)
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
-0.5
-1.0
2005
2006
2007

Australasian Operating Cash Flows


Millions of Dollars ($000,000)
0.4
0.2
0
-0.2
-0.4
-0.6
-0.8
-1.0
Jul–Sep 2005
Oct–Dec 2005
Jan–Mar 2006
Apr–Jun 2006
Jul–Sep 2006
Oct–Dec 2006
Jan–Mar 2007
Apr–Jun 2007



Chairman's Report

"The Company's business model is demonstrating its potential as earnings momentum gathers pace."

Impact Capital Limited reported a loss for the financial year ended 30 June 2007. However, it is important that the bottom line result be considered in two parts and framed by Impact Capital's robust business model and growth prospects.

The result firstly reflects a strong underlying earnings performance by the Australasian operation which has been carried into the new financial year.

Disappointingly, the operating result was negated by the second component, being the unexpected impairment of the Company's passive investment in Impact Holdings UK Plc (IHUK). I say unexpected because until June 2007 all trading updates provided to all IHUK shareholders had been positive.

However, with the announcement of poor full-year results and an associated fall in the UK company's share price on London's Alternative Investment Market (AIM), Impact Capital was required to write down its investment to a value approximating the net asset backing and as such record a total loss of A$2.4 million for this passive investment. It is clear to me though, that the underlying poor performance by IHUK is directly attributable to that company's departure from its inherited business model.

By contrast the Australasian operations have gone from strength to strength to deliver the following impressive results for the 2007 financial year:

- Gross revenue increased from A$3.5 million to A$7.4 million
- Operating profit before tax increased from A$0.1 million to A$2.9 million
- Gross Loan book increased from A$18.9 million to A$39.6 million
- Debt facilities available increased from A$15 million to A$50.5 million
- Operating cash flow positive for the final quarter at $0.3 million net inflows

The success of the Company's Australasian operation is a testament to a number of important factors. They include: having a sound and robust business model; adhering to an agreed business plan; credit policies and procedures; and harnessing the skills and expertise of our management team and employees.

Over the last few weeks global markets have braced themselves for a credit crunch in the wake of the sub-prime crisis in the United States.

The sub-prime crisis has arisen in part as a result of certain lenders having access to cheap debt and in turn making loans to consumers with limited or no capacity to service their obligations.

Be assured Impact Capital is not a sub-prime lender. Unlike Impact Capital, sub-prime lenders do not enjoy bad and doubtful debt provisioning of less than one (1) per cent of loans written.

Furthermore, given the nature of Impact Capital's lending we are not reliant on our customers' ability to service their loans. The majority of the Company's loan book is repayable by third parties including global insurance companies and government authorities.

Many sub-prime lenders are also struggling to renegotiate debt facilities in the middle of a credit squeeze. Again Impact, which recently refinanced with BankWest, is in the sound and prudent position of having facilities and pricing in place for the next three years to fund growth.

The Company's business model is demonstrating its potential as earnings momentum gathers pace. I expect this momentum to increase over the next twelve (12) months as we refine our sales and marketing strategy and release new products into carefully selected markets.

I take this opportunity to once again thank our customers, shareholders and staff for their support.

KENNETH RICH
Chairman



Managing Director's Report

I am pleased to report the achievement of the Company's key goals and objectives and delivery on our promises to stakeholders

A Review Of Australasian Operations

At the conclusion of the 2006 financial year I reported to you that Impact Capital had established itself in its market and put in place the foundations for continued success into the future. We also set some key goals and objectives for the 2007 financial year and communicated them to the Company's stakeholders. They were:

- To achieve substantial revenue growth and sustainable profit;
- To grow the loan book with modest increases in our cost base;
- To secure debt funding on terms and conditions to suit the Company's growth profile, and
- To adhere strictly to established assessment processes, credit policies and procedures.

I am pleased to be able to report the achievement of all these key goals and objectives and the delivery of our promises to Impact Capital's stakeholders.

REVENUE AND PROFIT

The Company's Australasian operation increased revenue by 112% and profit by 2800% over that reported in the previous corresponding period.

Australasian Revenue and Pre-Tax Profit


Millions of Dollars ($000,000)
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0
-1.0
Australasian Operating Profit before Tax
Australasian Gross Revenues
2005
2006
2007

NEW DEBT FACILITY

A key ingredient for the ongoing success of Impact Capital's business model has been the ability to secure substantial debt funding on suitable terms and conditions.

The Company has secured a new A$50.5 million debt facility with the Bank of Western Australia Ltd (BankWest), a wholly-owned subsidiary of HBOS.



BankWest's provision of this facility follows the completion of an extensive due diligence by a global firm of accountants and a prominent national law firm.

The new facility, in place from September 2007, has been used to refinance the Company's original debt facility with National Australia Bank.

The key terms of the new debt facility are as follows:

Term:	3 years
Purpose:	To fund future growth and working capital requirements
Repayments:	Interest only, full repayment on expiry
Security:	Fixed and Floating Charge over all assets of the Company and subsidiaries
Covenants:	Normal commercial, financial and reporting covenants including the Group maintaining an acceptable Loan to Valuation Ratio (LVR) and Interest Cover Ratio.

LOAN BOOK

In 2006 Impact Capital devised a strategic plan to double the size of the Company's loan book in the 2007 financial year while incurring only modest increases in the cost base.

At the start of the 2007 financial year the gross loan book stood at A$18.9 million and grew 110% during the reporting period to just under A$40 million.


Gross Loan Book 2006 / 2007
Millions of Dollars ($000,000)
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Fe-07
Mar-07
Apr-07
May-07
Jun-07

CREDIT POLICIES AND PROCEDURES

Notwithstanding the aggressive growth in Impact Capital's loan book during the reporting period, the Company has continued to adhere to carefully-drafted assessment processes and conservative credit policies and procedures.

We continue to review and refine these policies and procedures to ensure that they keep pace with and suit the rapid growth the Company is experiencing.

The Board has once again affirmed management's policy of provisioning 1% of the face value of loans written as being consistent with the determination of the recoverable amount of the loans and advances reflected in the 2007 financial statements.

PEOPLE

The success of this business, as with any new company, is largely reliant upon the expertise and experience of its people. To this end, Impact Capital has taken steps to secure and motivate key staff with remuneration packages offering wages and salaries that meet the market as well as short-term performance incentives and long term retention incentives.

The Company continues to foster a customer-focused culture through the implementation of regular and ongoing internal training programs highlighting compliance and client satisfaction initiatives.

COMPLIANCE

As a consumer lender, Impact Capital remains committed to ensuring the strict compliance of the Company's policies and procedures with all relevant legislation and regulations. Impact Capital has engaged specialist compliance solicitors to provide ongoing advice and guidance on the statutory framework within which we operate.



There has been much discussion, in particular within the Queensland market, regarding the introduction of a national standard on consumer lending interest rate caps. I believe the introduction of such a cap is a positive and well overdue reform in the interests of improving consumer protection.

THE YEAR AHEAD

Impact Capital's outlook for the year ahead remains strong. We are well-positioned to capitalise on strong and growing demand for the Company's existing suite of products.

The graph below indicates that despite the Company's recent push into the states of Victoria and New South Wales, the majority of Impact Capital's business is still derived from its original start-up markets in Queensland and Western Australia. This clearly demonstrates the potential growth remaining within Impact Capital's core product range in largely untapped markets elsewhere around the country.

Gross Loan Book by State at 30 June 2007


WA 13%
VIC 12%
SA 3%
ACT 1%
NSW 21%
QLD 50%

Impact Capital has established itself as Australia's premier legal services lender and while doing so has developed a business model with back office systems and processes which are scalable and readily adaptable to other applications.

In the upcoming year Impact Capital plans to target various other service sectors and pursue other niche-lending opportunities where the Company can leverage its expertise to obtain appropriate and adequate security and achieve a strong return.

This strategy will see Impact Capital launch several new niche loan products designed to address and solve cash flow problems in various business sectors in Australia and New Zealand.

We are looking forward to delivering another strong result for the Company in 2008.

RUSSELL TEMPLETON
Managing Director and Chief Executive Officer



Impact Capital Product Suite

Essential Features

All of Impact Capital's current products demonstrate the following essential features:

An identifiable source of funds for repayment
Example:
- Personal Injury Damages Entitlement
- Settlement Proceeds from a Residential Sales Contract

A pre-determined process to be completed prior to the borrower accessing the funds
Example:
- Process of Matrimonial Property Settlement as set out by the Family Law Act
- Process of Distribution of a Will as set out by the relevant State Legislation

A near term right of the borrower to be paid
Example:
- Right of a Personal Injury Plaintiff to be paid by the Defendant's Insurer
- Right of Family Law Applicant to receive a portion of the sale proceeds of the Former Matrimonial Home

An identifiable distribution network for the products
Example:
- Legal Sector Products – Solicitors and Barristers
- Property Products – Real Estate Agents

Low transaction costs – typically requiring one bullet repayment of principal and interest
Example:
- No administration of booking and reconciling monthly / quarterly repayments

Core Products


Matrimonial 34%
Personal Injury 41%
Disbursement 19%
Inheritance Funding 6%



Products	Essential Features	Key Elements	
Matrimonial 34% 	✓ Identifiable source of funds for repayment ✓ Pre-determined process ✓ A near term right of the borrower to be paid ✓ An identifiable distribution network ✓ Low transaction costs	Purpose of Funding	Payment of Legal Fees and Disbursements/ Living Expenses
		Borrowers	Individuals involved in Family Law Property Settlements
		Referral Source	Family Law Solicitors and Barristers
		Return	Capitalised Interest, Up-front Assessment Fee, Annual Fee
		Security	Irrevocable Instruction, Consent to Mortgage
		Average Loan Size	$35,000
		Average Term	14 months
Personal Injury 41% 	✓ Identifiable source of funds for repayment ✓ Pre-determined process ✓ A near term right of the borrower to be paid ✓ An identifiable distribution network ✓ Low transaction costs	Purpose of Funding	Living Expenses
		Borrowers	Plaintiffs in Personal Injury Claims
		Referral Source	Personal Injury Solicitors
		Return	Capitalised Interest, Up-front Assessment Fee, Annual Fee
		Security	Irrevocable Instruction
		Average Loan Size	$11,000
		Average Term	14 months
Disbursement 19% 	✓ Identifiable source of funds for repayment ✓ Pre-determined process ✓ A near term right of the borrower to be paid ✓ An identifiable distribution network ✓ Low transaction costs	Purpose of Funding	Payment of Claim Disbursements (e.g. medico-legal reports)
		Borrowers	Plaintiffs in Personal Injury Claims
		Referral Source	Personal Injury Solicitors
		Return	Capitalised Interest, Up-front Assessment Fee, Annual Fee
		Security	Guarantee from Law Firm, Irrevocable Instruction
		Average Loan Size	$4,000
		Average Term	28 months
Inheritance Funding 6% 	✓ Identifiable source of funds for repayment ✓ Pre-determined process ✓ A near term right of the borrower to be paid ✓ An identifiable distribution network ✓ Low transaction costs	Purpose of Funding	Payment of Legal Fees and Disbursements/ Living Expenses
		Borrowers	Beneficiaries in Wills and Estates, Family Maintenance Applicants
		Referral Source	Specialist Solicitors and Barristers
		Return	Capitalised Interest, Up-front Assessment Fee, Annual Fee
		Security	Irrevocable Instruction, Consent to Mortgage
		Average Loan Size	$30,000
		Average Term	14 months
Property Marketing Finance (NEW PRODUCT)	✓ Identifiable source of funds for repayment ✓ Pre-determined process ✓ A near term right of the borrower to be paid ✓ An identifiable distribution network ✓ Low transaction costs	Purpose of Funding	Payment of Vendor Marketing Costs
		Borrowers	Vendors of Residential Property
		Referral Source	Real Estate Agents
		Return	Capitalised Interest, Up-front Application Fee, Annual Fee
		Security	Irrevocable Instruction, Consent to Mortgage
		Average Loan Size	$5,000
		Average Term	3 months



Sales and Marketing Strategy

The Company's sales and marketing strategy is aimed largely at furthering relationships with our legal and real estate referral sources. The strategy consists of three key initiatives:

1. State based Business Development Managers
2. Industry-specific advertising (e.g. legal journals)
3. Sponsorships.

BUSINESS DEVELOPMENT MANAGERS

The Company has recently employed four (4) Business Development Managers ('BDMs') based in Brisbane, Sydney, Melbourne and Auckland to service their respective regions. The BDMs will continue to build relationships with the Company's existing referral base while also taking product education responsibility for those who are new to Impact's referral network.

INDUSTRY-SPECIFIC ADVERTISING

Impact directly targets its referral network through industry-specific advertising in media such as law journals. These publications provide a cost-effective means of communicating new product offerings and upcoming events to a specific industry.

SPONSORSHIPS

Impact currently sponsors many not-for-profit organisations run by individual legal sectors. These sponsorships and the associated conferences provide the Company with a platform to further educate our referring solicitor base on Impact's product offerings. Additionally, sponsorships identify Impact as an important stakeholder with that particular legal sub-industry.

Currently, Impact supports the following groups:

1. Family Law Section of the Law Council of Australia – Major Sponsor
2. Australian Lawyers Alliance (formerly the Australian Plaintiff Lawyers Association)
3. Family Law Section of the New Zealand Law Society
4. Accredited Business Partner of the Queensland Law Society.

SUCCESS OF THE STRATEGY

The success of our sales and marketing strategy is reflected in the size and breadth of the Company's referral base.

Impact currently:

- Receives 100% of all disbursement borrowers from solicitor referrals
- Receives 98% of all family law borrowers from solicitors referrals
- Receives 60% of all personal injury borrowers from solicitor referrals
- Receives referrals from more than 1,300 solicitors throughout Australia and New Zealand
- Receives referrals from more than 300 specialist family law firms.



Directors' Report

Your directors present their report on the consolidated entity (referred to hereafter as the Group) consisting of *Impact Capital Limited* and the entities it controlled at the end of, or during, the year ended 30 June 2007.

1 Directors

The directors of the Company at any time during or since the end of the financial year are:

MR KENNETH RICH *B Com, MBA, PNA*
Chairperson and Independent Non-Executive Director. Age 62.

Experience and expertise
Independent non-executive director since 24 January 2005 and chairperson since 1 July 2006. Mr Rich is a business and financial management specialist. He is a director of Rich & Co Pty and a former director of Horwath Motor Industry Services Pty Ltd. He is a member of the Australian Institute of Company Directors and the Institute of Management Consultants.

Other current listed company directorships
Nil

Former listed company directorships in last 3 years
Nil

Special responsibilities
Chairperson of Audit Committee.
Member of Remuneration Committee.
Member of Risk Management Committee.

MR RUSSELL E TEMPLETON *LLB*
Managing Director and Chief Executive Officer. Age 51.

Experience and expertise
Executive director and Chief Executive Officer since 16 November 2004. Mr Templeton has been in practice as a lawyer for over twenty years, has extensive commercial and litigation experience and has also:

- been involved with a network of legal practitioners;
- owned licensed commercial agencies;
- been consultant to and then Chief Operating Officer and Chief Executive Officer of Collection House Limited, an ASX listed debt portfolio manager.

Other current listed company directorships
Nil

Former listed company directorships in last 3 years
Nil

Special responsibilities
Managing Director and Chief Executive Officer.



MR LAWRENCE J LITZOW *FCA, ACIS*
Non-Executive Director and Company Secretary. Age 73.

Experience and expertise
Non-executive director since 16 November 2004. Company Secretary from 16 November 2004 to 30 June 2007.

Mr Litzow is a Chartered Accountant who has been in private practice for over 40 years and managing partner for six years. He is a private equity investor and a director and secretary of ASX listed companies. His directorships and industry expertise include minerals and exploration, property and construction, pharmaceutical, information technology, media and marketing and financial services.

Mr Litzow has also been a committee member advising the Commonwealth Minister for Small Business regarding innovation and chairing a sub-committee reporting on small business taxation reform. He consults and advises on matters such as IPO's and economic loss assessments for courts of law.

Other current listed company directorships
Diatreme Resources Limited from January 2002.
Former listed company directorships in last 3 years
Tamawood Limited, June 2000 to March 2006.
Occupational & Medical Innovations Limited, July 2004 to October 2005.

Special responsibilities
Company Secretary.
Chairperson of Risk Management Committee.
Member of Audit Committee.

MR JOHN W LAURIE *B Ec, FCPA*
Independent Non-Executive Director. Age 72.

Experience and expertise
Independent non-executive director since 21 August 2004. Mr Laurie is Chairperson of Twilight House Ltd, deputy chairperson of HHO Multimedia Australasia Pty Ltd and a director of a number of private investment companies. His directorships and industry experience include construction materials, transport, contracting, aged care and retirement facilities, entertainment and housewares.

Other current listed company directorships
Techstar Limited, from January 2000.

Former listed company directorships in last 3 years
Homeleisure Limited, June 1999 to August 2004.

Special responsibilities
Chairperson of Remuneration Committee.
Member of Audit Committee.

2 Company Secretary

Mr Lawrence Litzow held the position of Company Secretary for the period from 16 November 2004 until his resignation on the 30 June 2007.

Mr Litzow is also a non-executive director of Impact Capital Limited and details of his qualifications and previous experience are listed above.

Ms Alison Hill, *B Com, MBA, CA,* was appointed to the position of Company Secretary on 19 December 2006. Ms Hill is also the Chief Financial Officer for the Group.

3 Meetings of Directors

The number of directors' meetings (including meetings of committees of directors) and number of meetings attended by each of the directors of the Company during the financial year are:

		Mr Kenneth Rich	Mr Russell Templeton	Mr Lawrence Litzow	Mr John Laurie
Board Meetings	A	13	14	13	14
	B	14	14	14	14
Audit Committee Meetings	A	5	**	4	3
	B	5	**	5	5
Remuneration Committee Meetings	A	5	**	**	5
	B	5	**	**	5
Nomination Committee Meetings	A	1	1	1	1
	B	1	1	1	1
Risk Management Committee Meetings	A	3	**	3	**
	B	3	**	3	**

A = Number of meetings attended
B = Number of meetings held during the time the director held office or was a member of the committee during the year
*** = Not a member of the relevant committee*



4 Corporate Governance Statement

This statement outlines the main corporate governance practices in place throughout the financial year which comply with the ASX Corporate Governance Council recommendations unless otherwise stated.

4.1 Board of Directors

ROLE OF THE BOARD

The board's primary role is the protection and enhancement of long-term shareholder value.

To fulfil this role the board is responsible for the overall corporate governance of the group including:

1. Formulating corporate strategy and providing guidance on the business and affairs of the group;
2. Reviewing appropriate plans and annual budgets, including allocation of resources and capital expenditure;
3. Monitoring and approving of financial reporting;
4. Protecting and enhancing the reputation of the group;
5. Ensuring integrity of internal control and management reporting systems;
6. Setting remuneration, appointing, removing and creating succession policies for directors and senior executives; and
7. Monitoring of achievement of management's goals.

The board has delegated responsibility for the operation and administration of the Company and the implementation of the corporate strategy to the Chief Executive Officer and the senior executives. The delegation policy is reviewed at least annually.

BOARD PROCESSES

To assist in the execution of its responsibilities, the board has established a number of board committees including a Nomination Committee, a Remuneration Committee, a Risk Management and an Audit Committee. The board has also established a framework for the management of the group including a system of internal control, a business risk management process and the establishment of appropriate ethical standards.

The full board currently holds eleven scheduled meetings each year, plus strategy meetings and any extraordinary meetings at such other times as may be necessary to address any specific significant matters that may arise.

The agenda for meetings is prepared in conjunction with the Chairperson, Chief Executive Officer and Company Secretary. Standing items include the Chief Executive Officer's report, financial reports, strategic matters, governance and compliance. Submissions are circulated in advance. Executives are regularly involved in board discussions and directors have other opportunities for contact with all employees.



The charter and policy of the Company's board and its various committees, together with the Board's Code of Conduct are currently under review and will be made available on the Company's website (*www.impactcapital.com.au*) on completion of this review.

DIRECTOR EDUCATION

The Company has an informal process to educate new directors about the nature of the business, current issues, corporate strategy and the expectations of the group concerning performance of directors. Directors are given access to continuing education opportunities to update and enhance their skills and knowledge.

INDEPENDENT PROFESSIONAL ADVICE AND ACCESS TO COMPANY INFORMATION

Each director has the right of access to all relevant Company information and to the Company's executives and, subject to prior consultation with the chairperson, may seek independent professional advice from a suitably qualified adviser at the Group's expense. The director must consult with an advisor suitably qualified in the relevant field, and obtain the chairperson's approval of the fee payable for the advice before proceeding with the consultation. A copy of the advice received by the director is made available to all other members of the board.

COMPOSITION OF THE BOARD

The names of the directors of the Company in office at the date of this report are set out in the Directors' Report on pages 10 and 11 of this report. The composition of the board is determined using the following principles:

- a maximum of seven directors with a range of qualifications and expertise;
- a minimum of two independent directors and the majority non-executive directors;
- one of the executive directors shall be the Chief Executive Officer. The Chief Executive Officer will not be the Chairperson of the board;
- enough directors to serve on various committees without overburdening the directors or making it difficult to fully discharge their responsibilities;
- an appropriate blend of expertise in accounting and finance, legal, marketing and sales and management at CEO-level; and
- experience in finance or related industries.

An independent director is a director who is not a member of management (a non-executive director) and who:

- holds less than five per cent of the voting shares of the Company and is not an officer of, or otherwise associated, directly or indirectly, with a shareholder of more than five per cent of the voting power of the Company;
- has not within the last three years been employed in an executive capacity by the Company or another group member, or has been a director after ceasing to hold any such employment;
- within the last three years has not been a principal or employee of a material professional adviser or material consultant to the Company or another group member;
- is not a material supplier or customer of the Company or another group member, or an officer of or otherwise associated with, directly or indirectly, with a material supplier or customer;
- has no material contractual arrangements with the Company or another group member other than as a director of the Company; and
- is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company.

CHAIRPERSON AND CHIEF EXECUTIVE OFFICER

The Chairperson is responsible for:

- leading the board;
- ensuring that all board members are properly briefed on all matters;
- facilitating board discussions; and
- managing the board's relationship with senior management.

The Chief Executive Officer is responsible for:

- management of the day to day activities of the group; and
- implementation of the Group's policies and strategies.



4.2 Nomination committee

The nomination committee oversees the appointment and induction process for directors. It also reviews board succession plans and evaluates desirable competencies of board members. When a vacancy exists or there is a need for particular skills, the committee determines the selection criteria based on the skills deemed necessary. The committee identifies potential candidates with advice from external consultants if required, culminating in the appointment of the most suitable candidate. The terms and conditions of the appointment and retirement of non-executive directors are set out in a letter of appointment, including expectations of attendance and preparation for all board meetings, minimum hourly commitment, appointments to other boards, the procedures for dealing with conflicts of interest, and the availability of independent professional advice. Board candidates must stand for election at the next general meeting of shareholders.

The committee undertakes an annual review of the performance of the board and the individual directors and examines the appropriate mix of skills to ensure maximum effectiveness and contribution to the results of the Group. The performance criteria takes into account each director's contribution to setting the direction, strategy and financial objectives of the group and monitoring compliance with regulatory requirements and ethical standards. The annual review also examines the independence status of each director.

The committee also conducts an annual review of the performance of the Chief Executive Officer and senior executives reporting directly to him.

The board as a whole currently comprises the nomination committee and meets annually on these matters unless otherwise required. The number of times the Committee met during the year and committee members attendance record is disclosed in the table of directors' meetings on page 11.

4.3 Remuneration committee

The remuneration committee reviews and makes recommendations to the board on remuneration packages and policies applicable to the executive officers and directors themselves of the Company and for the consolidated entity. It is also responsible for share option schemes, incentive performance packages, superannuation entitlements, retirement and termination entitlements, fringe benefits policies and professional indemnity and liability insurance policies.

The members of the remuneration committee during the year were:

- Mr John Laurie (Chairperson) – Independent Non-Executive
- Mr Kenneth Rich – Independent Non-Executive Director

The remuneration committee meets annually and as required. The number of times the Committee met during the year and committee members attendance record is disclosed in the table of directors' meetings on page 11.

4.4 Remuneration report

The information provided under headings 4.4.1 to 4.4.3 includes remuneration disclosures that are required under Accounting Standard AASB 124 Related Party Disclosures. These disclosures have been transferred from the financial report and have been audited.

4.4.1 Principles of compensation

Remuneration is referred to as compensation throughout this report.

Key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and the Group and include directors of the Company and other executives. Key management personnel include the five most highly remunerated S300A directors and executives for the Company and the Group.

Compensation levels for key management personnel of the Company and of the Group are competitively set to attract and retain appropriately qualified and experienced directors and executives. The remuneration committee obtains



independent advice, as required, on the appropriateness of compensation packages given trends in comparative companies and the objectives of the Company's compensation strategy.

The compensation structures explained below are designed to attract suitably qualified candidates, reward the achievement of strategic objectives and achieve the broader outcome of creation of value for shareholders and take into account:

- the capability and experience of key management personnel,
- the performance in their role; and
- the overall performance of the Group including earnings, growth in share price and ability to deliver dividends.

Compensation packages for the financial year include only fixed compensation.

FIXED COMPENSATION

Compensation consists of fixed compensation (which is calculated on a total cost basis and includes any FBT charges related to employee benefits), as well as any applicable employer contributions to superannuation funds.

Compensation levels are reviewed annually by the remuneration committee however there are no guaranteed fixed compensation increases included within the contractual arrangements with any key management personnel.

PERFORMANCE-LINKED COMPENSATION, INCLUDING CONSEQUENCE OF PERFORMANCE ON SHAREHOLDERS WEALTH

The compensation of key management personnel does not include any element of performance-based remuneration. Given the relative immaturity and size of the Group and the business operations, the remuneration committee considered it inappropriate for the financial year ended 30 June 2007 to link executive remuneration to measures such as dividends paid, change in share price and return of capital. This policy is not dissimilar to remuneration policies adopted by other companies at a comparative stage in their business development and is subject to annual review.

The exception to this was in the prior year when the compensation package for Mr Collins was amended to include a cash bonus payable on the successful sale of Impact Funding (UK) Limited. This bonus is included in compensation and fully vested in the year ended 30 June 2006. No element of this bonus was forfeited. The proportion of Mr Collins total remuneration that was performance-related in 2007 was 0% (2006: 49.8%).

EQUITY-BASED COMPENSATION

The Company has not established an Employee Share Plan or an Executive Share Option Plan. Accordingly there is no component of equity-based compensation included in executive or non-executive compensation packages during the year or the prior year.

OTHER BENEFITS

Key management personnel can receive a proportion of their fixed compensation as non-cash benefits under the terms and conditions of their appointment. Non-cash benefits typically include the provision of items which may be taxed on a concessional basis for FBT purposes. Key management personnel are also entitled to salary sacrifice fixed compensation as additional superannuation contributions.

NON-EXECUTIVE DIRECTORS

Total compensation for all non-executive directors, last voted upon by shareholders at the General Meeting held on 6 May 2005, is not to exceed $100,000 per annum with that sum to be divided amongst the directors in such manner and proportion as they agree. Non-executive directors do not receive any performance-linked compensation. Directors' fees cover all main board activities including membership of board committees.



4.4.2 Service contracts

During the financial year the Group has entered into service contracts with each executive key management person. The service contracts, excluding the Chief Executive Officer are unlimited in term but are capable of termination on between 3 and 24 months notice, where the Group retains the right to terminate the contract immediately by making payment equal to 100 per cent of base salary for the relevant period in lieu of notice. The executive key management personnel are also entitled to receive on termination of their employment their statutory entitlements of accrued annual and long service leave together with any superannuation benefits.

The service contracts outline the components of compensation paid but does not prescribe how compensation levels are modified year to year. Compensation levels are reviewed by the remuneration committee to take into account cost of living changes, changes (if any) to the scope of the role performed by the executive and any changes required to meet the principles of the compensation policy.

The Group entered into a Consultancy Agreement with Templeton Smith Consulting Pty Ltd which specifies the duties and obligations of Mr Templeton, the Chief Executive Officer. The fixed term agreement expired on 30 June 2007. Subsequent to the end of the financial year Mr Templeton has entered into a service contract with the Group which is unlimited in term but is capable of termination on 24 months notice by the Group or 6 months by the executive, where the Group retains the right to terminate the contract immediately by making payment equal to 24 months pay in lieu of notice. Mr Templeton is also entitled to receive on termination of employment his statutory entitlements of accrued annual and long service leave together with any superannuation benefits.

The Group had previously entered into a contract with Weir River Consulting Pty Ltd under which the Company Secretary Mr Litzow provided services. This fixed term contract expired on 30 June 2006 however the terms of this contract continued in the current financial year until Mr Litzow's resignation as Company Secretary on 30 June 2007. No payment was required under this contract on termination.

The Group has not entered into any formal service contracts with its non-executive directors.

4.4.3 Directors' and executive officers' remuneration *(Company and Consolidated)*

Details of the remuneration of the directors and the key management personnel (as defined in AASB 124 Related Party Disclosures) of Impact Capital Limited and the Impact Capital Group are set out in the following tables.

2007	SHORT-TERM EMPLOYEE BENEFITS			POST-EMPLOYMENT BENEFITS		TOTAL
Name	**Cash salary and fees $**	**Cash bonus $**	**Non monetary benefits $**	**Super-annuation $**	**Termination benefits $**	**$**
Non-executive directors						
K Rich	24,000	-	-	2,160	-	26,160
L Litzow	66,240	-	-	-	-	66,240
J Laurie	24,000	-	-	-	-	24,000
Executive directors						
R Templeton, Chief Executive Officer	308,000	-	5,049	-	-	313,049
Other key management personnel						
B Lyle, General Counsel	162,257	-	-	13,330	-	175,587
B Gebauers, Chief Operating Officer	139,380	-	5,049	12,147	-	156,576
A Hill, Chief Financial Officer	139,019	-	-	12,147	-	151,166
Total key management personnel compensation (Company and Consolidated)	**862,896**	**-**	**10,098**	**39,784**	**-**	**912,778**



2006	SHORT-TERM EMPLOYEE BENEFITS			POST-EMPLOYMENT BENEFITS		TOTAL
Name	Cash salary and fees $	Cash bonus $	Non monetary benefits $	Super-annuation $	Termination benefits $	$
Non-executive directors						
K Rich	25,800	-	-	-	-	25,800
L Litzow	69,680	-	-	-	-	69,680
J Laurie	24,000	-	-	-	-	24,000
I Skinner (resigned November 2005)	13,700	-	-	-	-	13,700
Executive directors						
R Templeton, Chief Executive Officer	301,004	-	4,122	-	-	305,126
B Judge (resigned June 2006)	193,500	-	5,554	-	99,000	298,054
Other key management personnel						
B Lyle, General Counsel **	123,750	-	5,554	-	-	129,304
B Gebauers, Chief Operating Officer **	138,371	-	5,554	11,250	-	155,175
A Hill, Chief Financial Officer	14,341	-	-	1,191	-	15,532
Former key management personnel						
S King, In-House Counsel ** (resigned May 2006)	118,879	-	-	10,697	-	129,576
A Collins, General Manager - UK Operations *	209,708	235,793	27,771	-	-	473,272
N Lucas, Chief Financial Officer (resigned January 2006)	7,000	-	-	-	-	7,000
Total key management personnel compensation (Consolidated)	1,239,733	235,793	48,555	23,138	99,000	1,646,219
Total key management personnel compensation (Company)	**931,684**	-	**14,372**	**14,683**	**99,000**	**1,059,739**

** The executive was employed by Impact Funding (UK) Limited. Remuneration for 2006 is therefore until 19 June 2006 when that entity ceased to form a part of the Group.*

*** The executive was employed by the Company from 21 October 2005 prior to which he was employed by Impact Funding Limited.*

4.5 Audit committee

The board has established an audit committee which operates under a charter approved by the board. The committee advises on the establishment and maintenance of a framework of internal control and appropriate ethical standards for the management of the group.

The members of the audit committee during the year were:

- Mr Kenneth Rich (Chairperson) – Independent Non-Executive Director
- Mr John Laurie – Independent Non-Executive Director
- Mr Lawrie Litzow – Non-Executive Director

The external auditors, the Chief Executive Officer and the Chief Financial Officer are invited to audit committee meetings at the discretion of the committee. The external auditors meet with the audit committee at least once a year without the presence of any executive members. The number of times the committee met during the year and committee members' attendance record is disclosed in the table of directors' meetings on page 11.

The Chief Executive Officer and the Chief Financial Officer declared in writing to the board that the financial records of the Company for the financial year have been properly



maintained, the Company's financial reports for the year ended 30 June 2007 comply with accounting standards and present a true and fair view of the Company's financial condition and operational results. This statement is required annually.

The responsibilities of the audit committee include:

- reviewing the annual and half-year financial reports and other financial information distributed externally. This includes approving new accounting policies to ensure compliance with Australian Accounting Standards (AASBs) and assessing whether the financial information is adequate for shareholders needs;
- assessing the adequacy of the internal control framework and the Company's code of ethical standards. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes such as the safeguarding of assets, maintenance of proper accounting records, the reliability of financial information and non-financial considerations such as the benchmarking of operational key performance indicators;
- assessing corporate risk assessment processes;
- providing a forum for effective communication between the board and the external auditor;
- assessing whether non-audit services provided by the external auditor are consistent with maintaining the external auditor's independence. Each reporting period the external auditor provides an independence declaration in relation to the audit or review;
- providing advice to the board in respect of whether the provision of the non-audit services by the external auditor is compatible with the general standard of independence of auditors imposed by the Corporations Act 2001;
- organising, reviewing and reporting on any special reviews or investigations deemed necessary by the board;
- monitoring the procedures to ensure compliance with the Corporations Act 2001 and the ASX Listing Rules and all other regulatory requirements; and
- addressing any matters outstanding with auditors, Australian Taxation Office, Australian Securities and Investment Commission, ASX and financial institutions.

The audit committee reviews the performance of the external auditors on an annual basis and normally meets with them during the year to:

- discuss the external audit plans, identify any changes in structure, operations, internal controls or accounting policies that are likely to impact the financial statements and to review the fees proposed for the audit work to be performed;
- review the half-year and preliminary final report prior to lodgement with the ASX and any significant adjustments required as a result of the auditor's findings and to recommend to the board approval of these documents, prior to the announcement of the results;
- review the draft annual report and recommend board approval of the financial report;
- review the results and findings of the auditor, the adequacy of accounting and financial controls, and to monitor the implementation of any recommendations made.

4.6 Risk management committee

OVERSIGHT OF THE RISK MANAGEMENT SYSTEM

The board has established a separate committee to oversee the establishment, implementation and annual review of the Company's Risk Management System. The Risk Management System has been established to assess, monitor and manage operational, financial reporting and compliance risks for the group. The Chief Executive Officer and the Chief Financial Officer have declared, in writing to the board, that the Company's financial reporting risk management and associated compliance and controls have been assessed and found to be operating effectively. The operational and other risk management compliance and controls have been assessed and found to be operating efficiently and effectively. All risk assessments covered the whole financial year and period up to the signing of the annual financial report for all material operations of the Group.

The composition of the committee will consist of persons who have the relevant experience, qualifications and skills in the business of the Company, its industry and business generally to competently discharge their responsibilities as a member of the committee. Therefore the committee



incorporates both directors and senior executive officers of the Group.

The members of the risk management committee during the year were:

- Mr Lawrie Litzow (Chairperson) – Non-Executive Director
- Mr Kenneth Rich – Independent Non-Executive Director
- Mr Brian Gebauers – Chief Operating Officer
- Ms Alison Hill – Chief Financial Officer

RISK MANAGEMENT AND COMPLIANCE AND CONTROL

The risk management committee is responsible for:

- identification of the major risks to the Company and its business;
- prioritising the risks according to perceived likelihood of occurrence and impact;
- measurement of the financial and other effects of risks identified;
- design of risk minimisation techniques and procedures;
- providing recommendations to the board of risk minimisation implementation; and
- implementing board approved plans and procedures.

The identification of risk and its management is an ongoing process in the context of a growing and changing business and regulatory environment, and the committee is constantly re-examining its recommendations to ensure that new risks and changes to existing risks are identified, understood and the appropriate responses structured and put into effect.

The risk management committee meets as often as considered necessary but not less than two times per year. The number of times the committee met during the year and committee members' attendance record is disclosed in the table of directors' meetings on page 11.

FINANCIAL REPORTING

The Chief Executive Officer and the Chief Financial Officer have declared, in writing to the board that the Company's financial reports are founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board.

Monthly actual results are reported against budgets approved by the directors and revised forecasts for the year are prepared regularly.

4.7 Ethical standards

All directors, managers and employees are expected to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the group.

CONFLICT OF INTEREST

In accordance with the Corporations Act and the Company's Constitution, the directors must keep the board advised on an ongoing basis of any interest that could potentially conflict with those of the Company. The board has developed procedures to assist directors to disclose potential conflicts of interest.

Where the board believes that a significant conflict exists for a director on a board matter, the director concerned does not receive the relevant board papers and is not present at the meeting whilst the item is considered. Details of director related entity transactions with the Company and group are set out in Note 26 to the financial statements.

CODE OF CONDUCT

Directors bear individual responsibilities for the performance of their duties before the law, and collective responsibility for the behaviour of the board. The following code of conduct encompasses the legislative and common law requirement of directors, as well as the specific behaviours that the Company expects of its directors and is consistent with the code of conduct as pronounced by the Australian Institute of Company Directors:

- a director must act honestly, in good faith and in the best interests of the Company as a whole;
- a director has a duty to use due care and diligence in fulfilling the functions of office and exercising the powers attached to that office;
- a director must use the powers of office for a proper purpose, in the best interests of the Company as a whole;
- a director must recognise that the primary responsibility is to the company's shareholders as a whole but should, where appropriate, have regard for the interests of all stakeholders of the Company;



- a director must not make improper use of information acquired as a director;
- a director must not take improper advantage of the position of director;
- a director must not allow personal interests, or the interests of any associated person, to conflict with the interests of the Company;
- a director has an obligation to be independent in judgment and actions and to take all reasonable steps to be satisfied as to the soundness of all decisions taken by the board;
- confidential information received by a director in the course of the exercise of directional duties remains the property of the Company from which it was obtained and it is improper to disclose it, or allow it to be disclosed, unless that disclosure has been authorised by that Company, or the person from whom the information is provided, or is required by law;
- a director should not engage in conduct likely to bring discredit upon the Company; and
- a director has an obligation, at all times, to comply with the spirit, as well as the letter of the law and with the principles of the code.

TRADING IN GENERAL COMPANY SECURITIES BY DIRECTORS AND EMPLOYEES

The board has approved and communicated a policy on the trading of its securities by directors and employees which prohibits directors and employees from dealing in Company shares during the period commencing 60 days prior to the release of the Company's results, and at any other time during the year whilst in possession of price sensitive information.

This policy statement applies to directors, officers and employees ("designated officers") of the Company. This policy statement also applies to directors, officers and employees of any subsidiary company of Impact Capital.

The Corporations Act specifically prohibits a person from purchasing or selling shares where such person (called "an insider") possesses information that is not generally available but, if the information were generally available, would have a material effect on the price of shares in the Company.

This prohibition extends to external advisers and designated officers who should be aware of the need to enforce confidentially against such external advisers, where appropriate.

Designated officers must provide notification to the company secretary of intended trading activity in the Company's shares. Confirmation of the share trading transaction must be provided to the company secretary within 4 business days of the transaction.

A trading "black-out" will occur during the following times:

- 60 days prior to the release of the half-year and 30 June preliminary financial statements and the dividend announcement;
- 60 days prior to any dividend announcement; and
- 30 days prior to any intend announcement which a reasonable person would expect to have a material effect on the price or value of the Company's shares.

The chairperson may exercise his discretion to permit trading by designated officers in specific circumstances. Such circumstances include financial hardship or circumstances of a personal nature.

This trading policy applies to financial products issued or created over the Company's shares by third parties but does not prohibit designated officers from entering into a transaction in associated products which operate to limit the economic risk of their shareholdings in the Company.

The board recognises the benefits of equity participation by employees and directors and encourages employees and directors to acquire equity in the Company in the appropriate circumstances.

4.8 Communication with shareholders

The board provides shareholders with information using a Continuous Disclosure Policy which includes identifying matters that may have a material effect on the price of the Company's securities, notifying them to the Australian Stock Exchange ("ASX"), posting them on the Company's website, and issuing media releases. In summary the Continuous Disclosure Policy operates as follows:

- the Chief Executive Officer, Chief Financial Officer and Company Secretary are responsible for interpreting the company's policy and where necessary informing the



board. The Company Secretary is responsible for all communications with the ASX;

- the annual report is distributed to all shareholders and the ASX;
- the half-year report contains summarised financial information and a review of operations of the consolidated entity during the period. The half-year reviewed report is lodged with the Australian Securities and Investment Commission and the ASX, and sent to any shareholder who requests it;
- proposed major changes in the group which may impact on share ownership rights are submitted to a vote of shareholders;
- all announcements made to the market are placed on the Company's website after they are released to the ASX;
- information provided to analysts or the media during briefings are released to the ASX;
- notices of the annual general meeting and other meetings of members are sent to all shareholders; and
- the external auditor attends the annual general meetings to answer questions concerning the conduct of the audit, the preparation and content of the auditor's report, accounting policies adopted by the Company and the independence of the auditor in relation to the conduct of the audit.

The board encourages full participation of shareholders at the Annual General Meeting, to ensure a high level of accountability and identification with the consolidated entity's strategy and goals.

The shareholders are requested to vote on the appointment and aggregate remuneration of directors, the Remuneration report and changes to the Constitution. Copies of the Constitution are available to any shareholder who requests it.

5 Principal activities

The principal activity of the Group during the course of the financial year was outlay funding and presettlement lending to claimants awaiting settlement of injuries, matrimonial or estate litigation in Australia and New Zealand.

During the financial year the Company established a subsidiary, Impact Funding (NZ) Limited, with the purpose of carrying on presettlement lending to claimants awaiting settlement of matrimonial or deceased estate distributions in New Zealand.

There were no significant changes in the nature of the activities of the Group during the year.

6 Review of operations

OVERVIEW OF THE CONSOLIDATED ENTITY

Following the sale of its subsidiary, Impact Funding (UK) Limited in June 2006, the Group has concentrated on expanding its lending operations within Australia and New Zealand. To facilitate this the Company has formed a subsidiary, Impact Funding (NZ) Limited, to conduct its presettlement business in New Zealand and has established offices in Sydney and Melbourne to secure its market share within Australia.

REVIEW OF FINANCIAL PERFORMANCE AND POSITION

Consolidated operating profit after tax

For the year ended 30 June 2007 the consolidated result attributable to members was a loss of $0.3 million which represents a significant decrease from the prior year profit of $1.8 million. The current year loss is attributable to the impairment (2007: $2.1 million, 2006: Nil) and the decrease in fair value (2007: $0.3 million, 2006: Nil) (collectively referred to as "Impairment') of the Company's passive investment in Impact Holdings (UK) Plc. The prior year profit after tax included a profit of $1.7 million on the disposal of the Company's wholly owned subsidiary Impact Funding (UK) Limited.

Profit from operations

Excluding Impairment, the Group's operations have performed well generating a profit of $2.9 million which represents an increase of $2.8 million from the prior year. This increase is attributable to substantial growth in interest and fee income from loans and advances, reduced cost of funds and continuing operational efficiencies.

The consolidated gross interest and fee income has increased by 112% to $7.4 million over the prior year. This increase is directly attributable to both the growth in the consolidated loan book from $18.9 million to $39.6 million over the year and the growth in principal advanced within Australia and New Zealand by 99% from $17 million to $33.8 million.



Consolidated interest expense has increased by $0.8 million over the prior year to $1.4 million which is in line with the Group's increased utilisation of debt to fund the growth in loans and advances. The weighted average cost of funds has decreased substantially over the prior year with the repayment of 12% convertible notes in the first half and increased mainstream facilities available from the National Australia Bank.

The expense for impairment of loan and advances has remained constant with that of the prior year despite the growth in consolidated loans and advances and reflects strict adherance to the Group's credit policies and procedures during the period. Whilst $0.1 million of the impairment provision has been utilised during the year, an increase from $0.02 million in the prior year, the amount remains consistent with both the level of growth and the increasing maturity of the business.

Other expenses have increased over the previous corresponding period in line with management's expectations and corresponds to the growth of the business.

Capital structure and gearing

Interest bearing debt at the end of the financial year was $25 million which represents 55% of book assets or 130% of equity. This level of gearing is consistent with the Group's business model and is considered appropriate given the lower cost at which the Group has been able to secure debt funding. Subsequent to the end of the financial year the Group has accepted an offer from the Bank of Western Australia Ltd for an increased debt facility totalling $50.5 million, the purpose of which is to refinance the existing bank bill facility from National Australia Bank Limited and to fund future growth. Details of the new facility are set out in note 32 of the attached consolidated financial statements.

Consolidated net assets

Consolidated net assets have decreased from $19.4 million to $19.1 million as a result of the Impairment to the Company's investments in Impact Holdings (UK) Plc.

SHAREHOLDER RETURNS

In the prior year report it was stated that the Company expected to pay its maiden dividend in the financial year to 30 June 2007. Notwithstanding the operational profitability of the Group, the requirement to impair the Company's investment in Impact Holdings (UK) Plc at 30 June 2007 in accordance with Australian Accounting Standards has resulted in a net loss after tax for the Company and the Group for the financial year and as such no dividend will be payable.

Furthermore the directors are of the opinion that the retention of funds to support the continuing expansion of the business will ensure an improved and consistent return to shareholders over the longer term and as such it is not anticipated the Company will pay a dividend in the financial year ended 30 June 2008.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

During the year the Company and the Group achieved significantly improved operating cashflows. The reduction in net operating outflows together with increased debt facilities was used to fund the substantial growth in loans and advances achieved during the year.

Additionally, the Company established a subsidiary, Impact Funding (NZ) Limited, with the purpose of carrying on pre-settlement lending to claimants awaiting settlement of matrimonial or deceased estate distributions in New Zealand.

7 Dividends – Impact Capital Limited

No dividends were paid or declared during the year.



8 Events subsequent to reporting date

Subsequent to the end of the financial year the Group has accepted an offer from the Bank of Western Australia Ltd for an increased debt facility totalling $50.5 million, the purpose of which is to refinance the existing bank bill facility from National Australia Bank Limited and to fund future growth. Details of the new facility are set out in note 32 of the attached consolidated financial statements.

Other than referred to above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the Group, the results of those operations, or the state of affairs of the Group, in future financial years.

9 Likely developments and expected results of operations

The Group will continue to pursue its policy of increasing the profitability and market share of its business segment within Australia and New Zealand during the next financial year.

Further information about likely developments in the operations of the group and the expected results of those operations in future financial years has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the group.

10 Directors' interests

The relevant interest of each director in the shares, debentures, interests in registered schemes and rights or options over such instruments issued by the companies within the Group and other related bodies corporate, as notified by the directors to the Australian Stock Exchange in accordance with S205G(1) of the Corporations Act 2001, at the date of this report is as follows:

Impact Capital Limited

Director	Ordinary shares	Options over ordinary shares
K Rich	100,000	-
R Templeton	1,912,235	-
L Litzow	2,550,000	-
J Laurie	50,000	-

No options have been granted since the end of the financial year.



11 Indemnification and insurance of officers and auditors

During the financial year Impact Capital Limited paid a premium to insure the directors and officers of the Company and of the Group against liabilities incurred by such an officer to the extent permitted by the Corporations Act 2001. The officers of the Group covered by the insurance policy include any person acting in the course of duties for the Group who is or was a director, secretary or executive officer as well as senior executive staff. The contract of insurance prohibits the disclosure of the nature of the liability and the amount of the premium.

The Company has agreed to indemnify its directors and the directors of its controlled entities against any liability to another person (other than the Company or a related body corporate) that may arise from their position as directors of the company and as directors of its controlled entities, except where the liability arises out of conduct involving a lack of good faith. The agreement stipulates that the Company will meet the full amount of any such liabilities, including costs and expenses.

The Company has not entered into any agreement with their current auditors, KPMG, indemnifying against claims from third parties arising from their report on the annual report, or their position as auditor.

12 Non-audit services

During the year KPMG, the Company's auditor, has performed certain other services in addition to their statutory duties.

The board has considered the non-audit services provided during the year by the auditor and in accordance with written advice provided by resolution of the audit committee, is satisfied that the provision of those non-audit services during the year by the auditor is compatible with, and did not compromise, the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- all non-audit services were subject to the corporate governance procedures adopted by the Company and have been reviewed by the audit committee to ensure they do not impact the integrity and objectivity of the auditor; and
- the non-audit services provided do not undermine the general principles relating to auditor independence as set out in Professional Statement F1 Professional independence, as they did not involve reviewing or auditing the auditor's own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing risks and rewards.

Details of the amounts paid to the auditor of the Company, KPMG, and its related practices for audit and non-audit services provided during the year are set out below. In addition, amounts paid to other auditors for the statutory audit have been disclosed:

	CONSOLIDATED	
	2007 $	2006 $
Audit services		
Auditors of the Company		
KPMG Australia:		
Audit and review of financial reports	114,758	84,536
Overseas KPMG firms:		
Audit and review of financial reports	2,229	21,686
Total remuneration for audit services	**116,987**	**106,222**
Services other than statutory audit:		
Other assurance services		
KPMG Australia:		
AIFRS accounting services	-	34,914
Other services		
KPMG Australia:		
Taxation compliance services	21,846	10,000
Corporate advisory services	124,649	-
Overseas KPMG firms:		
Taxation compliance services	3,605	-
Total remuneration for audit-related services	**150,100**	**44,914**



13 Lead auditor's independence declaration

A copy of the auditor's independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 26.

This report is made in accordance with a resolution of directors.

Kenneth Rich
Director
Brisbane, 22 August 2007



Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To: the directors of Impact Capital Limited

I declare that, to the best of my knowledge and belief, in relation to the audit of Impact Capital Limited for the year ended 30 June 2007, there have been:

- no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and
- no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

J B Richards
Partner

Brisbane, 22 August 2007



Impact Capital Limited Financial Statements

For the year ended 30 June 2007



Income statements
For the year ended 30 June 2007

	Notes	CONSOLIDATED 2007 $	CONSOLIDATED 2006 $	THE COMPANY 2007 $	THE COMPANY 2006 $
Interest income		**6,961,125**	3,487,029	**6,702,347**	2,334,191
Interest expense		**(1,426,512)**	(653,631)	**(1,426,512)**	(727,873)
Net interest income		**5,534,613**	2,833,398	**5,275,835**	1,606,318
Fee income		**427,079**	-	**413,292**	-
Other operating income	4	**352,307**	527	**-**	181,443
Expenses					
Employee benefits expense		**(1,479,892)**	(988,730)	**(1,452,131)**	(1,230,819)
Depreciation and amortisation expense		**(74,839)**	(19,128)	**(74,674)**	(7,304)
Impairment of loans and advances	13	**(329,343)**	(329,518)	**(254,594)**	(296,262)
Loan documentation expenses		**(51,806)**	(188,819)	**(33,988)**	(188,819)
Marketing expenses		**(571,443)**	(504,933)	**(558,086)**	(383,414)
Occupancy expenses		**(187,374)**	(69,338)	**(187,374)**	(51,230)
General and administrative expenses		**(691,052)**	(553,134)	**(675,198)**	(519,166)
Other expenses	5	**(64,817)**	(116,090)	**(64,341)**	(22,278)
Change in fair value of investments	12 14	**(296,816)**	-	**(296,816)**	-
Impairment of investments	14	**(2,131,865)**	-	**(2,668,435)**	-
Profit / (loss) before income tax		**434,752**	64,235	**(576,510)**	(911,531)
Income tax (expense) / benefit	7	**(730,876)**	23,966	**(691,082)**	341,536
Profit / (loss) from continuing operations		**(296,124)**	88,201	**(1,267,592)**	(569,995)
Profit from discontinued operation (net of tax)	8	**-**	1,712,406	**-**	2,159,417
Profit / (loss) for the year		**(296,124)**	1,800,607	**(1,267,592)**	1,589,422
Earnings per share		**Cents**	Cents		
Basic earnings per share	9	**(0.5)**	3.6		
Diluted earnings per share	9	**(0.5)**	3.6		
Continuing operations					
Basic earnings per share	9	**(0.5)**	0.2		
Diluted earnings per share	9	**(0.5)**	0.2		

The above income statements should be read in conjunction with the accompanying notes.



Statements of changes in equity
For the year ended 30 June 2007

CONSOLIDATED	Contributed equity $	Translation reserve $	Retained profits $	Total $
Balance at 1 July 2005	**5,578,805**	**(11,920)**	**(756,609)**	**4,810,276**
Foreign exchange translation differences	-	292,613	-	292,613
Disposal of foreign operation	-	(280,693)	-	(280,693)
Total income and expense recognised directly in equity	-	11,920	-	11,920
Profit for the year	-	-	1,800,607	1,800,607
Total recognised income and expense	-	**11,920**	**1,800,607**	**1,812,527**
Issue of share capital	12,954,556	-	-	12,954,556
Notional shares issued	524,398	-	-	524,398
Share issue costs net of tax	(696,662)	-	-	(696,662)
	12,782,292	-	-	12,782,292
Balance at 30 June 2006	**18,361,097**	-	**1,043,998**	**19,405,095**

CONSOLIDATED	Contributed equity $	Translation reserve $	Retained profits $	Total $
Balance at 1 July 2006	**18,361,097**	-	**1,043,998**	**19,405,095**
Foreign exchange translation differences	-	1,534	-	1,534
Total income and expense recognised directly in equity	-	1,534	-	1,534
Profit / (loss) for the year	-	-	(296,124)	(296,124)
Total recognised income and expense	-	**1,534**	**(296,124)**	**(294,590)**
Balance at 30 June 2007	18,361,097	1,534	747,874	19,110,505



Statements of changes in equity
For the year ended 30 June 2007

The Company	Contributed equity $	Retained profits $	Total $
Balance at 1 July 2005	**7,512,275**	**(7,942,248)**	**(429,973)**
Profit for the year	-	1,589,422	1,589,422
Total recognised income and expense	**-**	**1,589,422**	**1,589,422**
Issue of share capital	17,764,832	-	17,764,832
Share issue costs net of tax	(696,662)	-	(696,662)
	17,068,170	-	17,068,170
Balance at 30 June 2006	**24,580,445**	**(6,352,826)**	**18,227,619**

The Company	Contributed equity $	Retained profits $	Total $
Balance at 1 July 2006	**24,580,445**	**(6,352,826)**	**18,227,619**
Profit / (loss) for the year	-	(1,267,592)	(1,267,592)
Total recognised income and expense	**-**	**(1,267,592)**	**(1,267,592)**
Balance at 30 June 2007	**24,580,445**	**(7,620,418)**	**16,960,027**

The statements of changes in equity should be read in conjunction with the accompanying notes.



Balance sheets
As at 30 June 2007

		CONSOLIDATED		THE COMPANY	
	Notes	2007 $	2006 $	2007 $	2006 $
ASSETS					
Cash and cash equivalents	10	**2,318,752**	1,603,737	**2,297,511**	1,598,792
Trade and other receivables	11	**2,914**	2,124,121	**322,817**	2,124,116
Assets classified as held for sale	12	**474,774**	-	**474,774**	-
Net loans and advances	13	**38,958,756**	18,489,758	**37,922,245**	16,364,079
Other financial assets	14	**1,601,157**	422,447	**6,484,478**	12,679,897
Investments accounted for using the equity method	15	**-**	3,240,252	**-**	-
Deferred tax assets	16	**467,173**	395,796	**408,440**	351,643
Property, plant and equipment		**65,634**	33,853	**67,821**	36,572
Intangible assets	17	**994,395**	1,001,906	**40,511**	48,958
Other assets	18	**332,677**	1,340,553	**331,433**	1,340,553
Total assets		**45,216,232**	28,652,423	**48,350,030**	34,544,610
LIABILITIES					
Trade and other payables	19	**256,488**	431,924	**5,540,764**	7,508,131
Interest-bearing loans and borrowings	20	**24,953,602**	8,407,550	**24,953,602**	8,407,550
Income tax payable	21	**820,217**	387,393	**820,217**	380,849
Employee benefits	22	**75,420**	20,461	**75,420**	20,461
Total liabilities		**26,105,727**	9,247,328	**31,390,003**	16,316,991
Net assets		**19,110,505**	19,405,095	**16,960,027**	18,227,619
EQUITY					
Contributed equity		**18,361,097**	18,361,097	**24,580,445**	24,580,445
Reserves		**1,534**	-	**-**	-
Retained profits		**747,874**	1,043,998	**(7,620,418)**	(6,352,826)
Total equity		**19,110,505**	19,405,095	**16,960,027**	18,227,619

The above balance sheets should be read in conjunction with the accompanying notes.



Statements of cash flows
For the year ended 30 June 2007

	Notes	CONSOLIDATED 2007 $	CONSOLIDATED 2006 $	THE COMPANY 2007 $	THE COMPANY 2006 $
Cash flows from operating activities					
Interest and fees received		**4,393,421**	2,638,346	**3,995,818**	1,097,387
Interest paid		**(1,303,193)**	(1,014,211)	**(1,303,193)**	(830,030)
Payments to suppliers and employees		**(3,105,022)**	(3,709,308)	**(3,032,502)**	(2,305,123)
		(14,794)	(2,085,173)	**(339,877)**	(2,037,766)
Income taxes paid		**(369,307)**	-	**(362,454)**	-
Net cash outflow from operating activities	33	**(384,101)**	(2,085,173)	**(702,331)**	(2,037,766)
Cash flows from investing activities					
Cash acquired on reverse acquisition	28	-	777,131	-	-
Payments for plant and equipment		**(44,183)**	(70,251)	**(42,230)**	(40,823)
Payments for acquisition of equity investments		**(2,567)**	-	**(2,567)**	-
Payments for other assets	18	**(55,807)**	(1,194,103)	**(55,807)**	(1,194,103)
Proceeds from other assets	18	**1,194,103**	-	**1,194,103**	-
Payments for intangible assets	17	**(50,052)**	(33,313)	**(50,052)**	(52,011)
Loans to / from controlled entities		-	-	**1,192,298**	(471,768)
Loans to / from related parties		-	(370,461)	-	(370,461)
Proceeds from sale of plant and equipment		-	1,100	-	-
Proceeds from disposal of subsidiary, net of cash disposed		**617,708**	2,101,942	**617,708**	2,205,178
Loans repaid by other entities		**902,810**	-	**902,810**	-
Net funds advanced to clients		-	-	-	-
Loans advanced to clients		**(33,788,706)**	(22,125,316)	**(33,975,326)**	(18,883,992)
Loans repaid by clients		**15,983,083**	5,884,878	**15,277,386**	3,896,400
Net cash outflow from investing activities		**(15,243,611)**	(15,028,393)	**(14,941,677)**	(14,911,580)
Cash flows from financing activities					
Proceeds from issues of shares		-	11,439,325	-	11,439,325
Proceeds from issue of convertible notes		-	11,005,005	-	6,000,000
Proceeds from borrowings		**20,000,000**	8,845,676	**20,000,000**	5,720,000
Redemption of convertible notes		**(3,380,000)**	(7,346,000)	**(3,380,000)**	(2,620,000)
Repayment of borrowings		**(200,000)**	(5,301,000)	**(200,000)**	(2,551,000)
Payment of transaction costs		**(77,273)**	(217,318)	**(77,273)**	(217,318)
Net cash inflow from financing activities		**16,342,727**	18,425,688	**16,342,727**	17,771,007
Net increase in cash and cash equivalents		**715,015**	1,312,122	**698,719**	821,661
Cash and cash equivalents at the beginning of the financial year		**1,603,737**	278,447	**1,598,792**	777,131
Effects of exchange rate changes on cash and cash equivalents		-	13,168	-	-
Cash and cash equivalents at end of year	10	**2,318,752**	1,603,737	**2,297,511**	1,598,792

The above statements of cash flows should be read in conjunction with the accompanying notes.



Contents of the notes to the financial statements



1 Significant accounting policies

Impact Capital Limited (the 'Company') is a company domiciled in Australia. The consolidated financial statements of the Company as at and for the year ended 30 June 2007 comprise the Company and its subsidiaries (together referred to as the 'Group') and the Group's interest in associates.

The financial report was authorised for issue by the directors on 22 August 2007.

(a) Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards ('AASBs') (including Australian Interpretations) adopted by the Australian Accounting Standards Board ('AASB') and the Corporations Act 2001. The consolidated financial report of the Group also complies with the IFRSs and interpretations adopted by the International Accounting Standards Board. The Company's financial report does not comply with IFRSs as the Company has elected to apply the relief provided to parent entities by AASB 132 *Financial Instruments: Presentation and Disclosure* in respect of certain disclosure requirements.

(b) Basis of preparation

(i) Reverse acquisition accounting

The consolidated financial statements have been prepared using reverse acquisition accounting. In reverse acquisition accounting, the cost of the business is deemed to have been incurred by the legal subsidiary (the acquirer for accounting purposes) in the form of equity instruments issued to the owners of the legal parent (the acquiree for accounting purposes).

The consolidated financial statements from 1 July 2005, the date of the reverse acquisition are issued in the name of Impact Capital Limited as legal parent, but represent a consolidation of the financial statements of the legal subsidiary ACN 109 006 126 Pty Ltd (formerly Impact Funding Limited) and its controlled entities as follows:

- the assets and liabilities of the legal subsidiary are recognised and measured in the consolidated financial statements at their pre-combination carrying amounts;
- the retained earnings and other equity balances recognised in the consolidated financial statements are the retained earnings and other equity balances of the legal subsidiary immediately before the business combination; and
- the amount recognised as issued equity instruments are determined by adding to the issued equity of the legal subsidiary immediately before the business combination, the cost of the combination.

(ii) Functional and presentation currency

These consolidated financial statements are presented in Australian dollars, which is the Company's functional currency and the functional currency of the majority of the group.

(iii) Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis except for available for sale financial assets and financial assets and liabilities (including derivatives) which are measured at fair value.



(iv) Early adoption of standards and interpretations
The group has not elected to adopt any accounting standards or amendments to standards or intèrpretations issued prior to the date of this report where application is not mandatory for the year ended 30 June 2007.

(v) Critical accounting estimates
The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 2.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

(vi) Application
The accounting policies set out below have been applied consistently to all periods presented in the consolidated financial statements and have been applied consistently by Group entities.

(c) Principles of consolidation

(i) Subsidiaries
Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

In the Company's financial statements, investments in subsidiaries are carried at cost.

(ii) Associates
Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies and are accounted for using the equity method (equity accounted investees). The consolidated financial statements includes the Group's share of the total income and expenses of equity accounted investees, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds its interest in an associate, the Group's carrying amount of the interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an associate.

In the Company's financial statements, investments in associates are carried at cost.

(iii) Transactions eliminated on consolidation
Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements.

Unrealised gains arising from transactions with associates are eliminated to the extent of the Group's interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment. Gains and losses are recognised as the contributed assets are consumed or sold by the associate, when the Group's interest in such entities is disposed of.

(d) Foreign currency translation

(i) Foreign currency transactions
Transactions in foreign currencies are translated to the functional currencies of Group entities at the respective exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to functional currency at the foreign exchange rate at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated to the functional currency using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to the functional currency at foreign exchange rates ruling at the dates the fair value was determined.



(ii) Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Australian dollars at foreign exchange rates ruling at the reporting date. The income and expenses of foreign operations, excluding foreign operations in hyperinflationary economies, are translated to Australian dollars at rates approximating the exchange rates at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly in the foreign currency translation reserve which is a separate component of equity. When a foreign operation is disposed of, in part or in full, the relevant amount in the foreign currency translation reserve is transferred to profit or loss.

(e) Financial Instruments

A financial instrument is recognised if the Group becomes a party to the contractual provisions of the instrument. Financial assets are derecognised if the Group's contractual rights to the cashflows from the financial assets expire or if the Group transfers the financial asset to another party without retaining control or substantially all risks and rewards of the asset. Regular way purchases and sales are accounted for at trade date ie. the date that the Group commits itself to purchase or sell the asset. Financial liabilities are derecognised if the Group's obligations specified in the contract expire or are discharged or cancelled.

(i) Non-derivative financial instruments

Non-derivative financial instruments comprise investments in equity securities, trade and other receivables, loans and advances, cash and cash equivalents, borrowings, and trade and other payables.

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalent for the purpose of the statement of cash flows.

Accounting for income and expenses from non-derivative financial instruments is discussed at note 1(n) and 1(o)

Non-derivative financial instruments are recognised initially at fair value, plus for instruments not at fair value through profit and loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as below.

(i) Financial assets at fair value through profit or loss

A financial instrument is classified as at fair value through profit or loss if it is acquired principally for the purpose of selling in the short term or if so designated by management. Upon initial recognition the financial instrument is measured at fair value. Subsequent changes therein are recognised in profit or loss. Attributable transaction costs are recognised in profit or loss when incurred.

(ii) Available-for-sale financial assets

Financial instruments classified as being available-for-sale are stated at fair value, with any resultant gain or loss being recognised directly in equity, except for impairment losses. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss.

(iii) Other

Other non-derivative financial assets are measured at amortised cost using the effective interest method less any impairment losses.

(ii) Derivative financial instruments

Derivative financial instruments are initially recognised at fair value. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss.

(iii) Compound financial instruments

Compound financial instruments issued by the Group comprise convertible notes that can be converted to share capital at the option of the holder and the number of shares issued does not vary with changes in their fair value.

The liability component of a compound financial instrument is recognised initially at the fair value of a similar liability that does not have an equity conversion component. The equity component is recognised initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest method. The



equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Based on the current interest rates for similar liabilities without a conversion option, the equity component of the convertible notes issued by the Group is not considered to be material and as such the notes have been classified in total as a financial liability.

(iv) Share Capital

(i) Ordinary shares

Incremental costs directly attributable to the issue of ordinary shares and share options are recognised as a deduction from equity, net of any related income tax benefit.

(ii) Dividends

Dividends are recognised as a liability in the period in which they are declared.

(f) Fair value measurement

A number of the Group's accounting policies and disclosures require the determination of fair value for financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the methods as below.

(i) Financial instruments traded in an active market

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date.

(ii) Financial instruments not traded in an active market

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date.

(iii) Other receivables and trade payables

The nominal value less estimated credit adjustments of other receivables and trade payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(g) Amortised cost measurement

The amortised cost is the amount at which a financial asset or liability is measured at initial recognition, minus prinicipal repayments, plus or minus the cumulative amortisation using the effective interest rate method of any difference between the initial amount recognised and the maturity amount minus any reduction for impairment.

(h) Property, plant and equipment

(i) Owned assets

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment losses.

(ii) Subsequent costs

The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied within the item will flow to the consolidated entity and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred.

(iii) Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. The range of depreciation rates used for each class of asset, in the current and comparative periods, are as follows:

Furniture and fittings	7.5 - 30%
Office equipment	11 - 40%

The residual value, if not insignificant, is reassessed annually.

(i) Intangible assets

(i) Goodwill

Goodwill and negative goodwill arises on the acquisition of subsidiaries, associates and joint ventures. Goodwill represents the excess of the cost of the acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree. When the excess is negative (negative goodwill), it is recognised immediately in profit or loss.

Goodwill is measured at cost less any accumulated impairment losses. In respect of equity accounted



investees, the carrying amount of goodwill is included in the carrying amount of the investment.

(ii) Other intangible assets
Other intangible assets that are acquired by the Group, which have finite lives, are measured at cost less accumulated amortisation and accumulated impairment losses.

(iii) Subsequent expenditure
Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure including expenditure on internally generated goodwill and brands is recognised in profit or loss when incurred.

(iv) Amortisation
Amortisation is recognised in profit or loss on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Goodwill and intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date. Other intangible assets are amortised from the date they are available for use.

The estimated useful lives in the current and comparative periods are as follows:
Computer software 2.5 to 5 years

(j) Assets (or disposal groups) held for sale

Immediately before classification as held for sale, the measurement of the assets is brought up-to date in accordance with applicable accounting standards. Then, on initial classification as held for sale, assets are recognised at the lower of carrying amount and fair value less costs to sell.

Impairment losses on initial classification as held for sale are included in profit or loss, even when there is a revaluation. The same applies to gains and losses on subsequent remeasurement.

(k) Impairment

(i) Financial assets
A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its current fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognised in profit and loss. Any cumulative loss in respect of an available-for-sale financial asset previously recognised in equity is transferred to profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognised directly in equity.

(ii) Non-financial assets
The carrying amount of the Group's non-financial assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists then the asset's recoverable amount is estimated. For goodwill and intangible assets that have an indefinite useful life, recoverable amount is estimated at each reporting date.

The recoverable amount of an asset or cash generating unit is the greater of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately



identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Impairment losses are recognised in the profit and loss. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

Impairment losses, other than in respect of goodwill, are reversed when there is an indication that the impairment loss has decreased or no longer exist and if there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(l) Employee benefits

(i) Short-term benefits

Liabilities for employee benefits for wages, salaries and annual leave represent present obligations resulting from employees' services provided to reporting date, are calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs, such as workers compensation insurance and payroll tax. Non-accumulating non-monetary benefits, are expensed based on the net marginal cost to the Group as the benefits are taken by the employees.

(ii) Defined contribution superannuation funds

Obligations for contributions to defined contribution superannuation funds are recognised as an expense in the income statement as incurred.

(iii) Profit-sharing and bonus plans

A provision is recognised for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(m) Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be reliably estimated, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(n) Revenue

(i) Interest income

Interest income is recognised in the income statement using the effective interest rate method. The effective interest rate is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to the carrying amount of the financial asset. The effective interest rate is established on initial recognition of the financial asset and is not revised subsequently.

The calculation of the effective interest rate includes all fees received, transaction costs and premiums that are an integral part of the effective interest rate. Transaction costs are incremental costs that are directly attributable to acquisition, issue or disposal of the financial asset.

(ii) Fee income

Fee income that is integral to the effective interest rate on a financial asset is included in the measurement of the effective interest rate. Other fee income, including account servicing and reassessment fees are recognised as the related services are performed.

(iii) Dividend income

Dividend income is recognised when the right to receive the income is established, which in the case of quoted securities is the ex-dividend date.

(o) Expenses

(i) Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense and spread over the lease term.



(ii) Interest expense
Interest expense is calculated using the effective interest method. Borrowing costs are expensed as incurred and included in interest expense.

(p) Income tax

Income tax expense comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: initial recognition of goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse based on the laws that have been enacted or substantially enacted at the reporting date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(i) Tax consolidation
The Company and its wholly owned Australian resident subsidiaries have formed a tax-consolidated group with effect from 1 July 2005 and are therefore taxed as a single entity from that date. The head entity within the tax-consolidated group is Impact Capital Limited.

Current tax expense, deferred tax assets and deferred tax liabilities arising from the temporary differences of the members of the tax-consolidated group are recognised in the seperate financial statements of the members of the tax-consolidated group using the 'seperate taxpayer within group' approach by reference to the carrying amounts of the assets and liabilities in the seperate financial statements of each entity and the tax values applying under tax consolidation.

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses of the subsidiaries is assumed by the head entity in the tax-consolidated group and are recognised by the company as amounts payable (receivable) to / (from) other entities in the tax-consoldiated group in conjunction with any tax funding arrangements amounts (refer below). Any difference between these amounts is recognised by the Company as an equity contribution or distribution.

The Company recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised. Any subsequent period adjustments to deferred tax assets arising from unused tax losses as a result of revised assessments of the probability of recoverability is recognised by the head entity only.

(ii) Nature of tax funding arrangements and tax sharing arrangements
The head entity, in conjunction with other members of the tax-consolidated group, has entered into a tax funding arrangement which sets out the funding obligations of members of the tax-consolidated group in respect of tax amounts. The tax funding arrangements require payments to / from the head entity equal to the current tax liability (asset) assumed by the head entity and any tax-loss deferred tax asset assumed by the head entity, resulting in the head entity recognising an inter-entity receivable / (payable) equal in amount to the tax liability (asset) assumed. The inter-entity receivables / (payables) are at call.

Contributions to fund the current tax liabilities are payable as per the tax funding arrangement and reflect the timing of the head entity's obligation to make payments for tax liabilities to the relevant tax authorities.

The head entity in conjunction with other members of the tax-consolidated group has also entered into a tax-sharing agreement. The tax-sharing agreement provides for the determination of the allocation of the income tax liabilities between the entities should the head entity default on its



tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

(q) Segment reporting

A segment is a distinguishable component of the group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. The Group's primary format for segment reporting is based on geographic segments.

(r) Discontinued operations

A discontinued operation is a component of the group business that represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal, abandonment or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative income statement is restated as if the operation had been discontinued from the start of the comparative period.

(s) Goods and services tax

Revenue, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the balance sheet.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(t) Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effect of all dilutive potential ordinary shares which comprises convertible notes and options granted.

(u) New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2007 reporting periods. The Group's and the Company's assessment of the impact of these new standards and interpretations is set out below.

(i) AASB 7 Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards

AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning after 1 January 2007. The Group has not adopted the standards early. Application of the standards will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the Group's and the Company's financial instruments.

(ii) AASB-110 Interim Financial Reporting and Impairment

AASB-110 is applicable to reporting periods commencing on or after 1 November 2006. The Group has not recognised an impairment loss in relation to goodwill, investments in equity instruments or financial assets carried at cost in an interim reporting period but subsequently reversed the impairment loss in the annual report. Application of the interpretation will therefore have no impact on the Group's or the Company's financial statements.



2 Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

Management discussed with the Audit Committee the development, selection and disclosure of the group critical accounting policies and estimates and the application of these policies and estimates. The estimates and judgements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i) Impairment of goodwill

The Group assesses whether goodwill is impaired at least annually in accordance with the accounting policy in Note 1. These calculations involve an estimation of the recoverable amount of the cash-generating units to which the goodwill is allocated. Refer to note 17 for details of these assumptions and the potential impact of changes to the assumptions.

(ii) Impairment of loans and advances

The Group continually assesses whether loans and advances are impaired in accordance with the accounting policy in Note 1. These calculations involve an estimate of the recoverable amount of either the individual loan or advance and portfolios of loans and advances with similar risk profiles.

(iii) Valuation of options in Impact Holding (UK) Plc

The fair value of options over ordinary shares in Impact Holdings (UK) Plc has been measured based on the binominal option-pricing model. This model requires certain inputs including the expected volatility of the price of the underlying security to be calculated with reference to historical volatility, which given the limited history of the company as a listed entity, has been estimated with reference to the trading history of available comparable securities.



3 Segment reporting

Segment information is presented only in respect of the Group's geographical segments as it operates wholly within the business segment of pre-settlement lending. This format is based on the group's management and internal reporting structure.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Inter-segment pricing is determined on an arm's length basis. Unallocated items comprise corporate assets and expenses. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The allocations recognise that whilst costs may have been incurred by the Group, they may relate to the operating activities of another geographical segment. Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

(a) Geographical segments

2007	Australia $	United Kingdom (Continuing)* $	United Kingdom Discontinued (note 8) $	Consolidated $
External interest income	6,961,125	-	-	6,961,125
External interest expense	(1,426,512)	-	-	(1,426,512)
Fee income	427,080	-	-	427,080
Net interest and fee income from external sources	5,961,693	-	-	5,961,693
Inter-segmental net interest and fee income	-	-	-	-
Total income after interest expense	**5,961,693**	**-**	**-**	**5,961,693**
Segment result	2,674,388	(2,428,681)	-	245,707
Unallocated revenue less unallocated expenses				189,045
Profit before income tax				434,752
Income tax expense				(730,876)
Net profit for the year				**(296,124)**
Segment assets	42,673,128	2,075,931	-	44,749,059
Unallocated assets				467,173
Total assets				**45,216,232**
Segment liabilities	25,285,510	-	-	25,285,510
Unallocated liabilities				820,217
Total liabilities				**26,105,727**
Acquisitions of property, plant and equipment, intangibles and other segment assets	94,235	-	-	94,235
Depreciation and amortisation expense	74,839	-	-	74,839
Impairment losses	329,343	2,131,865	-	2,461,208
Net cash flows from operating activities	(384,101)	-	-	(384,101)
Net cash flows from investing activities	(15,243,611)	-	-	(15,243,611)
Net cash flows from financing activities	16,342,727	-	-	16,342,727



3 SEGMENT REPORTING (CONTINUED)

2006	Australia $	United Kingdom (Continuing)* $	Discontinued operation (United Kingdom) (note 8) $	Consolidated $
External interest income	3,487,029	-	525,889	4,012,918
External interest expense	(653,631)	-	(258,424)	(912,055)
Net interest income from external sources	2,833,398	-	267,465	3,100,863
Inter-segmental net interest	160,610	-	(160,610)	-
Total income after interest expense	**2,994,008**	**-**	**106,855**	**3,100,863**
Segment result	364,477	-	2,089,938	2,454,415
Unallocated revenue less unallocated expenses				(300,242)
Profit before income tax				2,154,173
Income tax expense				(353,566)
Net profit for the year				**1,800,607**
Segment assets	24,061,809	3,662,699	532,119	28,256,627
Unallocated assets				395,796
Total assets				**28,652,423**
Segment liabilities	8,859,935	-	-	8,859,935
Unallocated liabilities				387,393
Total liabilities				**9,247,328**
Investments in associates and joint venture partnership	-	3,240,252	-	3,240,252
Acquisitions of property, plant and equipment, intangibles and other segment assets	52,687	-	50,877	103,564
Depreciation and amortisation expense	19,128	-	23,005	42,133
Impairment losses	329,518	-	39,618	369,136
Net cash flows from operating activities	(1,397,355)	-	(687,818)	(2,085,173)
Net cash flows from investing activities	(9,733,880)	-	(5,294,513)	(15,028,393)
Net cash flows from financing activities	12,687,372	-	5,738,316	18,425,688

** The continuing operations of the United Kingdom represent only the investments in Impact Holdings (UK) Plc. The result attributable to this segment therefore reflects any impairment of, change in fair value of and dividend income from the continuing ownership of these investments. Any gain on disposal or dilution attributable to these investments is not allocated to this segment in accordance with AASB 114 Segment Reporting.*

(b) Business Segments

The Group operates primarily in the pre-settlement lending market.



4 Other operating income

	Consolidated		The Company	
	2007 $	2006 $	**2007 $**	2006 $
Net gain on dilution of investment in Impact Holdings (UK) Plc	**352,307**	-	-	-
Net gain on disposal of plant and equipment	-	527	-	-
Net foreign exchange gain	-	-	-	181,443
	352,307	527	-	181,443

Net gain on dilution of investment in Impact Holdings (UK) Plc

At 30 June 2006 Impact Capital Limited had a 21% interest in Impact Holdings (UK) Plc, a company incorporated in the United Kingdom, listed on the London Stock Exchange Alternative Investment Market (AIM) and which is involved in pre-settlement lending in that country. Impact Capital Limited did not participate in an additional share issue conducted by Impact Holdings (UK) Plc during the 2007 financial year and consequently only holds a 15% interest in the Company as at 30 June 2007.

This dilution gain has been calculated with reference to the carrying value of Impact Holdings (UK) Plc net assets at the date of dilution as follows:

	Consolidated		The Company	
	2007 $	2006 $	**2007 $**	2006 $
Carrying value of investment after dilution at fair value (note 14)	**3,592,559**	-	-	-
Carrying value of equity accounted investment prior to dilution (note 15)	**(3,240,252)**	-	-	-
Net gain on dilution of investment	**352,307**	-	-	-



5 Other Expenses

	Consolidated		The Company	
	2007 $	2006 $	**2007 $**	2006 $
Net foreign exchange loss	**14,476**	71,888	**14,476**	-
Other expenses	**50,341**	44,202	**49,865**	22,278
	64,817	116,090	**64,341**	22,278

6 Remuneration of auditors

	Consolidated		The Company	
	2007 $	2006 $	**2007 $**	2006 $
Audit services				
Auditors of the Company				
KPMG Australia:				
Audit and review of financial reports	**114,758**	84,536	**112,974**	84,536
Overseas KPMG Firms:				
Audit and review of financial reports	**2,229**	21,686	**-**	-
Total remuneration for audit services	**116,987**	106,222	**112,974**	84,536
Other services				
Auditors of the Company				
KPMG Australia:				
Other assurance services	**-**	34,914	**-**	34,914
Taxation services	**21,846**	10,000	**21,846**	10,000
Corporate advisory services	**124,649**	-	**124,649**	-
Overseas KPMG Firms:				
Taxation services	**3,605**	-	**-**	-
Total remuneration for other services	**150,100**	44,914	**146,495**	44,914



7 Income tax expense

(a) Income tax expense	Consolidated		The Company	
	2007 $	2006 $	**2007 $**	2006 $
Current tax	**820,217**	444,493	**826,252**	190,895
Adjustments for current tax of prior periods	**(19,140)**	-	**(19,448)**	-
Deferred tax	**(70,201)**	(90,927)	**(115,722)**	(112,786)
	730,876	353,566	**691,082**	78,109
Income tax expense / (benefit) is attributable to:				
Profit from continuing operations	**730,876**	(23,966)	**691,082**	(341,536)
Profit from discontinued operations	**-**	377,532	**-**	419,645
	730,876	353,566	**691,082**	78,109

(b) Numerical reconciliation between income tax expense and pre-tax net profit	Consolidated		The Company	
	2007 $	2006 $	**2007 $**	2006 $
Profit / (loss) from continuing operations before tax	**434,752**	64,235	**(576,510)**	(911,531)
Profit from discontinuing operations before tax	**-**	2,089,938	**-**	2,579,062
Profit / (loss) before tax	**434,752**	2,154,173	**(576,510)**	1,667,531
Tax at the Australian tax rate of 30% (2006 - 30%)	**130,426**	646,252	**(172,953)**	500,259
Tax effect of amounts which are not deductible (assessable) in calculating taxable income:				
Non-deductible expenses	**870**	29,654	**-**	1,811
Non-assessable dilution gain	**(105,692)**	-	**-**	-
Non-deductible impairment of investment	**639,560**	-	**800,531**	-
Non-deductible change in fair value	**84,595**	-	**84,595**	-
Non-assessable gain on sale of discontinued operations	**-**	(249,448)	**-**	(354,074)
Benefit of timing differences recognised	**1,433**	(72,892)	**(1,643)**	(69,887)
	751,192	353,566	**710,530**	78,109
Difference in overseas tax rates	**(1,176)**	-	**-**	-
Under / (over) provided in prior years	**(19,140)**	-	**(19,448)**	-
Income tax expense	**730,876**	353,566	**691,082**	78,109



(c) Amounts recognised directly in equity	Consolidated 2007 $	Consolidated 2006 $	The Company 2007 $	The Company 2006 $
Aggregate current and deferred tax arising in the reporting period and not recognised in net profit or loss but directly debited or credited to equity				
Deferred tax – debited (credited) directly to equity	-	(238,856)	-	(238,856)
	-	(238,856)	-	(238,856)

(d) Tax losses	Consolidated 2007 $	Consolidated 2006 $	The Company 2007 $	The Company 2006 $
Unused tax losses for which no deferred tax asset has been recognised	**2,413,850**	-	**2,950,420**	-
Potential tax benefit @ 30%	**724,155**	-	**885,126**	-

All unused tax losses are capital losses resulting from the impairment and change in fair value of investments which can only be offset against capital gains. As neither the Company nor the Group have a source of future capital gains of this quantum, no deferred tax asset has been recognised.



8 Discontinued operation

SALE OF IMPACT FUNDING (UK) LIMITED

In June 2006, the group sold its subsidiary, Impact Funding (UK) Limited, a separate geographical segment. Impact Funding (UK) Limited is reported in the comparatives of these financial statements as a discontinued operation. Financial information relating to the discontinued operation for the comparative period is set out below.

(a) Financial performance and cash flow information	Consolidated		The Company	
	2007 $	2006 $	**2007 $**	2006 $
Revenue	-	525,889	-	-
Expenses	-	(1,607,050)	-	-
Results from operating activities	-	(1,081,161)	-	-
Income tax benefit	-	118,112	-	-
Results from operating activities, net of income tax	-	(963,049)	-	-
Gain on sale of discontinued operation	-	3,171,099	-	2,579,062
Income tax expense	-	(495,644)	-	(419,645)
Gain on sale of discontinued operation after income tax	-	2,675,455	-	2,159,417
Profit from discontinued operation	**-**	**1,712,406**	**-**	**2,159,417**
Net cash outflow from operating activities	-	(5,828,213)	-	-
Net cash inflow from investing activities	-	2,051,065	-	2,205,178
Net cash inflow from financing activities	-	5,738,316	-	-
Net increase in cash generated by discontinued operation	**-**	**1,961,168**	**-**	**2,205,178**

(b) Effect of disposal on individual assets and liabilities	Consolidated		The Company	
	2007 $	2006 $	**2007 $**	2006 $
Cash and cash equivalents	-	103,235	-	-
Trade and other receivables	-	7,007	-	-
Net loans and advances	-	5,098,622	-	-
Investments	-	-	-	5,284,864
Deferred tax asset	-	2,763	-	-
Property, plant and equipment	-	63,584	-	-
Other assets	-	38,789	-	-
Trade and other payables	-	(2,302)	-	-
Interest-bearing loans and borrowings	-	(1,227,055)	-	-
Net identifiable assets and liabilities	**-**	**4,084,643**	**-**	**5,284,864**
Consideration received in cash	-	2,512,526	-	2,512,526
Disposal transactions paid in cash	-	(307,348)	-	(307,348)
Cash disposed of	-	(103,236)	-	-
Net cash inflow	**-**	**2,101,942**	**-**	**2,205,178**



8 DISCONTINUED OPERATION CONTINUED

(c) Consideration	Consolidated		The Company	
	2007 $	2006 $	2007 $	2006 $
Consideration received or receivable:				
Cash	-	2,512,526	-	2,512,526
Other receivable	-	1,241,228	-	1,241,228
Investment in associate (note 14 and 15)	-	3,240,252	-	4,129,129
Options in associate (note 14)	-	422,447	-	422,447
Transaction costs	-	(441,404)	-	(441,404)
Total disposal consideration	-	6,975,049	-	7,863,926
Carrying amount of net assets sold	-	(4,084,643)	-	(5,284,864)
Release of translation reserve on disposal	-	280,693	-	-
Gain on sale before income tax	-	**3,171,099**	-	**2,579,062**
Income tax expense	-	(495,644)	-	(419,645)
Gain on sale after income tax	-	**2,675,455**	-	**2,159,417**



9 Earnings per share

(a) Basic earnings per share	Consolidated 2007 Cents	2006 Cents
Profit / (loss) from continuing operations	**(0.5)**	0.2
Profit / (loss) from discontinued operation	**-**	3.4
	(0.5)	3.6

(b) Diluted earnings per share	Consolidated 2007 Cents	2006 Cents
Profit / (loss) from continuing operations	**(0.5)**	0.2
Profit / (loss) from discontinued operation	**-**	3.4
	(0.5)	3.6

(c) Reconciliations of earnings used in calculating earnings per share	Consolidated 2007 $	2006 $
Basic and diluted earnings per share		
Profit / (loss) from continuing operations	**(296,124)**	88,201
Profit / (loss) from discontinued operation	**-**	1,712,406
Profit / (loss) used in calculating earnings per share	**(296,124)**	1,800,607

(d) Weighted average number of shares used as the denominator	Consolidated 2007 Number	2006 Number
Issued ordinary shares at 1 July	**65,153,118**	4,002,048
Effect of shares issued pursuant to Impact Funding Limited acquisition on 1 July 2005	**-**	36,700,000
Effect of shares issued in July 2005	**-**	465,753
Effect of shares issued in February 2006	**-**	7,270,812
Effect of shares issued in March 2006	**-**	1,509,795
	65,153,118	49,948,408

The convertible notes recognised as a liability in the comparatives are not considered either ordinary or potential ordinary shares and as they are not dilutive they have not been included in either the basic or diluted earnings per share calculations.



10 Cash and cash equivalents

	Consolidated		The Company	
	2007 $	2006 $	**2007 $**	2006 $
Bank balances	**2,318,752**	1,603,737	**2,297,511**	1,598,792

11 Trade and other receivables

	Consolidated		The Company	
	2007 $	2006 $	**2007 $**	2006 $
Other receivables (note 12)	**2,914**	1,221,541	**2,914**	1,221,541
Associates	**-**	902,580	**-**	902,580
Controlled entities	**-**	-	**319,903**	(5)
	2,914	2,124,121	**322,817**	2,124,116

12 Assets classified as held for sale

	Consolidated		The Company	
	2007 $	2006 $	**2007 $**	2006 $
Investment in Impact Holdings (UK) Plc – listed shares at fair value	**474,774**	-	**474,774**	-

An amount of $489,606 due from a third party under the Vendor Placing Agreement which formed a part of the sale of Impact Funding (UK) Limited was not recovered as a result of the third party withdrawing from the placement contract after 30 June 2006. This amount receivable was included in the total amount of $1,221,541 disclosed as Trade and other receivables (refer note 11) at 30 June 2006.

As a result of this withdrawal from the contract, ownership of these shares has reverted to the Company. At 30 June 2007 these shares are subject to a new contract of sale and hence have been presented as held for sale and measured at fair value in accordance with the terms of that contract. The change in the fair value of the investment to 30 June 2007 of $14,832 has been recognised in profit and loss.



13 Net loans and advances

	Consolidated		The Company	
	2007 $	2006 $	**2007 $**	2006 $
Net loans and advances				
Pre-settlement	**27,682,649**	15,015,422	**26,830,884**	13,226,560
Outlay Funding	**6,934,017**	1,268,943	**6,934,017**	1,268,943
Other	**245,000**	890,294	**245,000**	890,294
Capitalised interest	**4,706,883**	1,712,099	**4,393,365**	1,273,544
Provision for impairment	**(609,793)**	(397,000)	**(481,021)**	(295,262)
	38,958,756	18,489,758	**37,922,245**	16,364,079
Movement in provision for impairment				
At beginning of year	**397,000**	83,953	**295,262**	-
Provisions made during the year	**329,343**	329,518	**254,594**	296,262
Write-offs during the year	**(116,550)**	(16,471)	**(68,835)**	(1,000)
At end of year	**609,793**	397,000	**481,021**	295,262

14 Other financial assets

	Consolidated		The Company	
	2007 $	2006 $	**2007 $**	2006 $
Investments in controlled entities – at cost (note 29)	-	-	**4,883,321**	8,128,321
Investment in Impact Holdings (UK) Plc – options at fair value	**140,463**	422,447	**140,463**	422,447
Investment in Impact Holdings (UK) Plc – listed shares at cost	-	-	-	4,129,129
Investment in Impact Holdings (UK) Plc – listed shares at fair value	**1,460,694**	-	**1,460,694**	-
	1,601,157	422,447	**6,484,478**	12,679,897
Movement in investments				
At beginning of year	**422,447**	-	**12,679,897**	-
Additions	-	422,447	-	17,964,761
Disposals	-	-	-	(5,284,864)
Capital reduction	-	-	**(3,245,000)**	-
Reclassification from investments accounted for using the equity method (note 15 and note 4)	**3,592,559**	-	-	-
Impairment of listed shares at fair value	**(2,131,865)**	-	**(2,668,435)**	-
Change in fair value of options	**(281,984)**	-	**(281,984)**	-
At end of year	**1,601,157**	422,447	**6,484,478**	12,679,897

An impairment loss has been recognised in respect of the listed shares in Impact Holdings (UK) Plc due to the recent poor financial performance of that company and the resultant decrease in the quoted share price on the London Stock Exchange Alternative Investment Market.



15 Investments accounted for using the equity method

	Consolidated		The Company	
	2007 $	2006 $	**2007 $**	2006 $
Equity accounted investee – Impact Holdings (UK) Plc	**-**	3,240,252	**-**	-

Due to the reduction in ownership interest which occurred during the year (refer note 4) Impact Capital Limited no longer has significant influence over Impact Holdings (UK) Plc and thus at 30 June 2007 the equity method of accounting for the investment is not applicable and the investment is presented as an investment in listed shares and measured at fair value (refer note 14).

In the financial statements of the Company for the prior period, investments in associates were carried at cost and included with other investments (refer note 14).

16 Deferred tax assets

	Consolidated		The Company	
	2007 $	2006 $	**2007 $**	2006 $
The balance comprises temporary differences attributable to:				
Amounts recognised in profit or loss				
Provision for impairment of loans and advances	**182,938**	119,100	**144,306**	88,579
Accrued expenses	**31,331**	44,801	**29,086**	44,801
Employee benefits	**15,040**	5,967	**15,040**	5,969
Amortisable expenditure	**54,376**	34,382	**47,339**	23,826
Other items	**12,701**	9,958	**12,579**	6,880
Tax losses	**10,697**	-	**-**	-
	307,083	214,208	**248,350**	170,055
Amounts recognised directly in equity				
Share issue expenses	**179,934**	238,856	**179,934**	238,856
	487,017	453,064	**428,284**	408,911
Set-off of deferred tax liabilities (note 25)	**(19,844)**	(57,268)	**(19,844)**	(57,268)
Net deferred tax assets	**467,173**	395,796	**408,440**	351,643



17 Intangible assets

Consolidated	Goodwill $	Computer software $	Total $
At 1 July 2005			
Cost	-	28,696	28,696
Accumulated amortisation and impairment	-	(4,937)	(4,937)
Net book amount	-	23,759	23,759
Year ended 30 June 2006			
Opening net book amount	-	23,759	23,759
Additions	-	33,313	33,313
Acquisitions through business combinations (note 28)	954,370	-	954,370
Amortisation charge	-	(9,536)	(9,536)
Closing net book amount	954,370	47,536	1,001,906
At 30 June 2006			
Cost	954,370	62,009	1,016,379
Accumulated amortisation and impairment	-	(14,473)	(14,473)
Net book amount	954,370	47,536	1,001,906
Year ended 30 June 2007			
Opening net book amount	954,370	47,536	1,001,906
Additions	-	51,131	51,131
Amortisation charge	-	(58,642)	(58,642)
Closing net book amount	954,370	40,025	994,395
At 30 June 2007			
Cost	954,370	113,141	1,067,511
Accumulated amortisation and impairment	-	(73,116)	(73,116)
Net book amount	954,370	40,025	994,395

The Company	Computer software $
At 1 July 2005	
Cost	-
Accumulated amortisation and impairment	-
Net book amount	-
Year ended 30 June 2006	
Opening net book amount	-
Additions	52,011
Amortisation charge	(3,053)
Closing net book amount	48,958

table continued on page 56 >



> table continued from page 55

The Company	**Computer software $**
At 30 June 2006	
Cost	52,011
Accumulated amortisation and impairment	(3,053)
Net book amount	48,958
Year ended 30 June 2007	
Opening net book amount	48,958
Additions	50,052
Amortisation charge	(58,499)
Closing net book amount	40,511
At 30 June 2007	
Cost	102,064
Accumulated amortisation and impairment	(61,553)
Net book amount	40,511

IMPAIRMENT TESTS FOR CASH GENERATING UNITS CONTAINING GOODWILL

The following units have significant carrying amounts of goodwill:

	Consolidated		Company	
	2007 $	2006 $	**2007 $**	2006 $
Australia	**954,370**	954,370	**-**	-

The recoverable amount of the Australian cash-generating unit is based on value in use calculations. Those calculations use cash flow projections based on actual operating results and the budget for 2008 and for 2009. Cash flows for a further three-year period are extrapolated using a ten per cent growth rate. This growth rate is a conservative estimate given the relative immaturity of the consolidated entity in its current form and is consistent with the average growth rate achieved by the lending industry within which the group operates. A pre-tax discount rate of 12.8 per cent has been used in discounting the projected cash flows.

Management have determined assumptions on income growth, gross interest margin, overhead costs, accessibility to and utilisation levels of debt funding based on current performance and expectations for the future.

The impairment testing highlights a reasonable buffer between the value-in-use and the net book value of the assets of the cash generating unit and therefore management believes that any reasonable possible change in the key assumptions would not cause the carrying amount of the cash generating unit to exceed the recoverable amount.



18 Other assets

	Consolidated		The Company	
	2007 **$**	2006 $	**2007** **$**	2006 $
Deposits	**55,807**	200	**55,807**	200
Prepayments	**276,870**	146,250	**275,626**	146,250
Bank deposits	**-**	1,194,103	**-**	1,194,103
	332,677	1,340,553	**331,433**	1,340,553

The bank deposits at 30 June 2006 were for restricted use under the terms of the bank bill facility agreement. Therefore these deposits were not considered to be an integral part of the consolidated cash management and were excluded from cash or cash equivalents for the purposes of the statement of cash flows.

During the year ended 30 June 2007 the deposits were released and utilised in the redemption of convertible notes.

19 Trade and other payables

	Consolidated		The Company	
	2007 **$**	2006 $	**2007** **$**	2006 $
Payables and accrued expenses	**256,488**	431,924	**248,003**	428,628
Loans from controlled entities (note 27)	**-**	-	**5,292,761**	7,079,503
	256,488	431,924	**5,540,764**	7,508,131



20 Interest-bearing loans and borrowings

	Consolidated		The Company	
	2007 $	2006 $	2007 $	2006 $
Secured				
Bank bill facility	**24,953,602**	4,846,998	**24,953,602**	4,846,998
Unsecured				
Convertible notes	**-**	3,357,593	**-**	3,357,593
Loans from related parties	**-**	202,959	**-**	202,959
	-	3,560,552	**-**	3,560,552
	24,953,602	8,407,550	**24,953,602**	8,407,550

This note provides information about the contractual terms of the Company's and Group's interest bearing loans and borrowings. For further information about the Company's and Group's exposure to interest rate risk refer to note 24.

(a) Bank bill facility

	Consolidated		The Company	
	2007 $	2006 $	2007 $	2006 $
Face value of bank bills drawn	**25,000,000**	5,000,000	**25,000,000**	5,000,000
Transaction costs	**(46,398)**	(153,002)	**(46,398)**	(153,002)
	24,953,602	4,846,998	**24,953,602**	4,846,998
Total bank bill facility	**40,000,000**	15,000,000	**40,000,000**	25,000,000
Used at balance date	**25,000,000**	5,000,000	**25,000,000**	5,000,000
Unused at balance date	**15,000,000**	10,000,000	**15,000,000**	20,000,000

The bank bill facility is available until 31 January 2009, is subject to annual review and is secured by a fixed and floating charge over the assets of the Company and its wholly owned subsidiaries.

The bank bills are payable on the maturity date of each drawdown or the expiry date of the facility. Interest rates are variable based on the BBSW (Australian Bank Bill Swap Rate) plus a margin of 1.05% and are fixed at the date of each drawdown.

(b) Convertible notes

	Consolidated		The Company	
	2007 $	2006 $	2007 $	2006 $
Face value of 12% convertible notes on issue	**-**	3,380,000	**-**	3,380,000
Transaction costs	**-**	(22,407)	**-**	(22,407)
	-	3,357,593	**-**	3,357,593

Under the terms of the 12% convertible notes, the holders had the option to receive one ordinary share for every note held, however the Company redeemed all convertible notes for face value plus interest accrued by 31 December 2006.

(c) Loans from related parties

The related party loan was from Jalpont Pty Ltd, a director-related entity, on which interest was paid at a fixed rate of 12 per cent per annum. The loan principal of $200,000 together with accrued interest was repaid on 7 July 2006.



21 Income tax payable

Income tax	Consolidated		The Company	
	2007 $	2006 $	**2007 $**	2006 $
Income tax	**820,217**	387,393	**820,217**	380,849

The current tax liability for the Group represents the amount of income taxes payable in respect of current financial periods. In accordance with the tax consolidation legislation, the Company, as the head entity of the Australian tax consolidated group, has assumed the current tax liability initially recognised by the members in the tax consolidated group.

Franking credits	Consolidated		The Company	
	2007 $	2006 $	**2007 $**	2006 $
Franking credits available for subsequent financial years based on a tax rate of 30% (2006 - 30%)	**1,189,524**	-	**1,189,524**	-

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for franking credits that will arise from the payment of the amount of the provision for income tax.

The consolidated amounts include franking credits that would be available to the Company if distributable profits of subsidiaries were paid as dividends.

22 Employee benefits

	Consolidated		The Company	
	2007 $	2006 $	**2007 $**	2006 $
Liability for annual leave	**50,133**	19,898	**50,133**	19,898
Salary and wages accrued	**25,287**	563	**25,287**	563
	75,420	20,461	**75,420**	20,461

The group makes contributions to various defined contribution superannuation funds. The amount recognised as an expense was $75,625 for the financial year ended 30 June 2007 (2006: $38,647).



23 Capital and reserves

Share capital	The Company 2007 Shares	The Company 2006 Shares
Ordinary shares – fully paid		
On issue at 1 July	**65,153,118**	4,002,048
Issued pursuant to Impact Funding Limited acquisition	-	36,700,000
Issued for cash	-	24,451,070
On issue at 30 June	**65,153,118**	65,153,118

Under AASB 3 Business Combinations, the acquisition of Impact Funding Limited on July 1, 2005 is accounted for as a reverse acquisition and as such, the legal subsidiary becomes the accounting parent under AIFRS. The effect of this on the issued capital of the Group is the value of the issued capital of the group is that of the legal subsidiary, Impact Funding Limited. However for the purpose of calculating earnings per share, it is the number of ordinary shares of the legal parent that is used, being the 65,153,118 shares on issue.

Effective 1 July 1998, the Company Law Review Act abolished the concept of par value shares and the concept of authorised capital. Accordingly, the Company does not have authorised capital or par value in respect of its issued shares.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company.

TRANSLATION RESERVE

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations where their functional currency is different to the presentation currency of the reporting entity.

DIVIDENDS

No dividends have been declared or paid during the financial year (2006: Nil).



24 Financial instruments

Exposure to credit, interest rate and currency risks arises in the normal course of the group's business.

(a) Credit risk exposures

Credit risk exposure represents the extent of credit-related losses that the group maybe subject to on amounts to be received for financial assets.

Credit risk is managed through a rigorous asessment process for new loans and advances, obtaining recourse and / or collateral where appropriate and continuous management review throughout the term of the loan or advance.

At the balance sheet date a significant concentration of credit risk exists in respect of the group's net loans and advances as 86.2% (2006: 64.5%) of total assets were represented by these loans. However there is no significant exposure to any individual client or legal practice.

The Group did not engage in any activities to insure its credit risk during the year or the prior year.

(b) Foreign currency risk exposures

Foreign currency risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the Group's functional currency.

The Group is exposed to foreign exchange risk arising from exposures to the New Zealand dollar through its operations based in New Zealand and from exposures to the British pound through its investment in equity securities in Impact Holdings (UK) Plc.

The Group did not engage in any hedging activities to manage its foreign currency risk during the year or the prior year.

(c) Interest rate risk exposures

The Group's and Company's exposure to interest rate risk are predominantly from liabilities, which fund loans and advances, and which bear variable interest rates whilst the loans and advances are at fixed interest rates. The Group does not hedge its interest rate risk as the average term of loans and advances is between 12 and 14 months from the date of advance.



EFFECTIVE INTEREST RATES AND REPRICING ANALYSIS

In respect of income-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice.

Consolidated	Note	Effective interest rate %	6 months or less $	6 to 12 months $	1-2 years $	Total $
2007						
Assets						
Cash and cash equivalents	10	5.1	2,318,752	-	-	2,318,752
Trade and other receivables	11					
Other receivables		-	2,914	-	-	2,914
Net loans and advances*	13	17.8	-	33,393,218	5,565,538	38,958,756
Other financial assets	14	-	1,601,157	-	-	1,601,157
Liabilities						
Trade and other payables	19	-	(241,661)	-	-	(241,661)
Interest-bearing loans and borrowings	20					
Bank bill facility		8.2	(24,953,602)	-	-	(24,953,602)
			(21,272,440)	**33,393,218**	**5,565,538**	**17,686,316**
2006						
Assets						
Cash and cash equivalents	10	5.0	1,603,737	-	-	1,603,737
Trade and other receivables	11					
Other receivables		-	1,221,541	-	-	1,221,541
Loans to related parties		-	902,580	-	-	902,580
Net loans and advances*	13	18.2	-	18,489,758	-	18,489,758
Bank deposits	18	5.7	1,194,103	-	-	1,194,103
Other financial assets	14	-	422,447	-	-	422,447
Liabilities						
Trade and other payables	19	-	(431,924)	-	-	(431,924)
Interest-bearing loans and borrowings	20					
Bank bill facility		7.6	(4,846,998)	-	-	(4,846,998)
Convertible notes*		12.7	(3,357,593)	-	-	(3,357,593)
Loans from related parties*		12.0	(202,959)	-	-	(202,959)
			(3,495,066)	**18,489,758**	**-**	**14,994,692**

** These assets / liabilities bear interest at fixed rates.*



25 Deferred tax liabilities

	Consolidated		The Company	
	2007 $	**2006 $**	**2007 $**	**2006 $**
The balance comprises temporary differences attributable to:				
Amounts recognised in profit or loss				
Unrealised foreign exchange gain	**-**	54,433	**-**	54,433
Prepayments	**19,844**	2,666	**19,844**	2,666
Other items	**-**	169	**-**	169
	19,844	57,268	**19,844**	57,268
Set-off of deferred tax liabilities (note 16)	**(19,844)**	(57,268)	**(19,844)**	(57,268)
Net deferred tax liabilities	**-**	-	**-**	-

26 Key management personnel disclosures

(a) Key management personnel

The following were key management personnel of the Group at any time during the financial year and unless otherwise indicated were key management personnel for the entire year.

(i) Non-executive directors

K Rich (Chairperson)
J Laurie
L Litzow

(ii) Executive directors

R Templeton (Chief Executive Officer)

(iii) Executives

B Gebauers (Chief Operating Officer)
A Hill (Chief Financial Officer and Company Secretary)
B Lyle (General Counsel)

(b) Key management personnel compensation

The key management personnel compensation included in "employee benefits expense" and in "profit / (loss) from discontinued operations" in the Income Statements are as follows:

	Consolidated		The Company	
	2007 $	2006 $	**2007 $**	2006 $
Short-term employee benefits	**872,994**	1,524,081	**872,994**	946,056
Post-employment benefits	**39,784**	23,138	**39,784**	14,683
Termination Benefits	**-**	99,000	**-**	99,000
	912,778	1,646,219	**912,778**	1,059,739

The Group has taken advantage of the relief provided by *Corporations Regulation* 2M.6.04 and has transferred the detailed remuneration disclosures to the directors' report. The relevant information can be found in sections 4.5 of the remuneration report.



(c) Equity instrument disclosures relating to key management personnel

The numbers of ordinary shares in the Company held by each director of Impact Capital Limited and other key management personnel, including their personally-related entities, are set out below.

2007

Name	Balance at the start of the year	Purchases / (Sales)	Other changes *	Balance at the end of the year
Directors				
K Rich	100,000	-	-	100,000
R Templeton	1,802,300	109,935	-	1,912,235
L Litzow	2,550,000	-	-	2,550,000
J Laurie	30,250	19,750	-	50,000
Executives				
B Lyle	187,638	30,471	-	218,109
B Gebauers	602,000	-	-	602,000
A Hill	-	91,700	-	91,700

2006

Name	Balance at the start of the year	Purchases/ (Sales)	Other changes *	Balance at the end of the year
Directors				
K Rich	-	100,000	-	100,000
R Templeton	80,000	1,722,300	-	1,802,300
L Litzow	70,000	2,480,000	-	2,550,000
J Laurie	27,500	2,750	-	30,250
B Judge (resigned June 2006)	70,000	1,930,000	(2,000,000)	-
I Skinner (resigned November 2005)	70,000	880,000	(950,000)	-
Executives				
B Lyle	72,000	115,638	-	187,638
B Gebauers	2,000	600,000	-	602,000
A Collins (transferred June 2006)	72,400	-	(72,400)	-
S King (resigned May 2006)	-	206,320	(206,320)	-
N Lucas (resigned January 2006)	70,000	880,000	(950,000)	-

** Other changes represents holdings of shares at the date of appointment or resignation of director or other key management personnel.*

No shares were granted to key management personnel as compensation during the financial year or the previous financial year. No shares were received on the exercise of options during the financial year or the previous financial year.



(d) Other transactions with key management personnel

A number of key management personnel, or their related entities transacted with the Company or the Group in the financial year. The terms and conditions of the transactions were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to non key management personnel related entities on an arm's length basis.

The transactions with key management personnel or their related parties during the financial year are as follows:

Templeton Smith Lawyers & Consultants, a firm controlled by Mr R Templeton, provided legal services to the Company. Fees were billed based on normal market rates for such services and were due and payable under normal payment terms.

Templeton Smith Lawyers & Consultants, a firm controlled by Mr R Templeton, sub-lease premises to the Company until 10 August 2006. The terms of the sub-lease were based on market rates.

Jalpont Pty Ltd, a company controlled by Mr R Templeton, provided a short-term unsecured loan of $200,000 to the Company. Interest was charged at normal commercial rates. The loan was repaid on 7 July 2006.

The aggregate amounts recognised during the year relating to key management personnel and their related parties were as follows:

Amounts recognised as expense	2007 $	2006 $
Legal fees	**1,672**	15,494
Occupancy expense	**9,634**	44,515
Interest expense	**461**	3,008
	11,767	63,017

Amounts receivable from and payable to key management personnel or their related entities at reporting date arising from these transactions were as follows:

Amounts receivable from/payable to	2007 $	2006 $
Other assets		
Prepayments	-	4,578
	-	4,578
Current payables		
Payables and accrued expenses	-	8,762
Interest-bearing loans	-	202,959
	-	211,721



27 Other related party transactions

(a) Parent entities

The ultimate parent entity within the Group is Impact Capital Limited. Impact Capital Limited has a related party relationship with its subsidiaries and associates.

(b) Subsidiaries

Interest-free loans are made by certain wholly-owned subsidiaries to the Company. These loans are repayable on demand. At 30 June 2007 the amount owing by the Company totalled $5,292,761 (2006: $7,079,503).

An interest-free loan has been made by the Company to Impact Funding (NZ) Limited. This loan is denominated in Australian dollars and is repayable on demand. At 30 June 2007 the amount owing to the Company was $319,903 (2006: Nil)

(c) Associates

During the 2006 financial year, the Company loaned £2,000,000 to one of its wholly-owned subsidiaries, Impact Funding (UK) Limited. Interest on the loan was charged at 12% and in accordance with the terms of the sale of this subsidiary, the balance of the loan became repayable on demand. At 30 June 2006 the amount owed to the Company in Australian dollars (translated at the balance sheet date) was $532,119. The loan was repaid on 28 July 2006.

During the 2006 financial year, the Company loaned £150,000 to Nanotech Energy Plc, an entity in which the Company held an equity interest of 21% at 30 June 2006. This loan was interest-free and repayable on demand. At 30 June 2006, the amount owed to the Company in Australia dollars (translated at the balance sheet rate) was $370,461. This loan was repaid on 1 September 2006.



28 **Acquisition of subsidiaries**

2007

Impact Funding (NZ) Limited was established on 12th October 2006 with the purpose of carrying on pre-settlement lending in New Zealand.

2006

On 1 July 2005, Impact Capital Limited (the legal parent) acquired all the shares in Impact Funding Limited (the legal subsidiary) on the basis of two shares being issued for each Impact Funding Limited share. The principal business activity of Impact Funding Limited is pre-settlement lending to claimants awaiting settlement of personal injuries, matrimonial or estate litigation. This transaction was accounted for as a reverse acquisition.

Details of the fair value of the assets and liabilities acquired and goodwill are as follows:	
Purchase consideration	
Cash paid	-
Notional share issue	524,398
Total purchase consideration	524,398
Fair value of net identifiable assets acquired	(429,972)
Goodwill	954,370

Acquiree's (Impact Capital Limited) net assets at the acquisition date	**Acquiree's carrying amount $**	**Fair value $**
Cash	777,131	777,131
Trade and other receivables	1,574,923	1,574,923
Inventories	1,666	1,666
Other assets	14,910	14,910
Trade and other payables	(236,161)	(236,161)
Interest-bearing loans and borrowings	(2,562,441)	(2,562,441)
Net identifiable assets acquired	(429,972)	(429,972)



29 Consolidated entities

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1 (c):

Name of entity	Country of incorporation	Class of shares	Equity holding 2007 %	Equity holding 2006 %
Parent entity				
Impact Capital Limited				
Subsidiaries				
ACN 109 006 126 Pty Ltd (formerly Impact Funding Limited)	Australia	Ordinary	**100**	100
Impact Professional Pty Ltd (formerly Impact Outlay Funding Pty Ltd) ***	Australia	Ordinary	**100**	100
Debt Exchange Pty Ltd*	Australia	Ordinary	**100**	100
Impact Funding Pty Ltd*	Australia	Ordinary	**100**	100
Commission Direct Pty Ltd*	Australia	Ordinary	**100**	100
Inheritance Funding Pty Ltd*	Australia	Ordinary	**100**	100
Impact Funding (NZ) Limited**	New Zealand	Ordinary	**100**	100

The above ownership interest reflects the legal structure of the consolidated entity.

In the financial statements of the Company, investments in controlled entities are measured at cost and included with other investments (refer note 14).

** These subsidiaries are dormant companies.*

*** Impact Funding (NZ) Limited was established on 12th October 2006 with the purpose of carrying on pre-settlement lending in New Zealand.*

**** Impact Professional Pty Ltd ceased trading in March 2006. In December 2006 the Company undertook a capital reduction with consideration paid by the cancellation of an existing loan to Impact Capital Limited.*

30 Contingencies

The directors of the Company are not aware of any material contingent liabilities that exist in respect of either the Company or any of it's controlled entities.



31 Commitments

OPERATING LEASES

The Group leases various offices under non-cancellable operating leases expiring within two to five years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated.

The Group also leases office equipment under non-cancellable operating leases expiring within three to four years. The leases have no escalation clauses or renewal terms.

Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:	Consolidated		The Company	
	2007 $	2006 $	**2007 $**	2006 $
Within one year	**170,582**	49,793	**170,582**	49,793
Later than one year but not later than five years	**525,622**	35,844	**525,622**	35,844
Later than five years	**-**	-	**-**	-
	696,204	85,637	**696,204**	85,637

The amounts recognised as an expense in the income statement are as follows:	Consolidated		The Company	
	2007 $	2006 $	**2007 $**	2006 $
Operating lease payments	**175,529**	52,863	**175,529**	42,087



32 Events occurring after the balance sheet date

On 6 August 2007 the Company accepted an offer from the Bank of Western Australia Ltd for a new multi-option and commercial advance debt facility totalling $50.5 million, the purpose of which is to refinance the existing bank bill facility from National Australia Bank Limited and to fund future growth.

The key terms of the new facility include:

- Three year term subject to annual review
- Variable interest rates based on BBSW (Australian Bank Bill Swap Rate) plus a margin of 1.25%, fixed at the date of each advance
- Secured by a fixed and floating charge over the assets of the Company and its wholly owned subsidiaries.

33 Reconciliation of profit (loss) after income tax to net cash flow from operating activities

	Consolidated		The Company	
	2007 $	2006 $	2007 $	2006 $
Profit / (loss) for the year	**(296,124)**	1,800,607	**(1,267,592)**	1,589,422
Adjustments for:	-	-	-	-
Depreciation and amortisation	**74,839**	42,133	**74,649**	7,304
Change in fair value of investments	**296,816**	-	**296,816**	-
Foreign exchange (gain) loss	**14,476**	71,888	**14,476**	(181,443)
(Gain) on sale of assets	-	(527)	-	-
(Gain) on dilution	**(352,307)**	-	-	-
Impairment of loans and advances	**329,343**	369,135	**254,594**	296,262
Impairment of investments	**2,131,865**	-	**2,668,435**	-
Interest expense	**1,426,512**	912,055	**1,426,512**	727,873
Income tax expense / (benefit)	**730,876**	353,566	**691,082**	78,109
Gain on sale of discontinued operations, net of tax paid	-	(3,171,099)	-	(2,579,062)
Change in operating assets and liabilities				
Decrease (Increase) in trade and other receivables	**(10,567)**	11,620	**(10,567)**	18,626
Decrease (Increase) in inventories	-	1,666	-	1,666
Decrease (Increase) in capitalised interest	**(2,994,784)**	(1,387,178)	**(3,119,821)**	(1,249,408)
Decrease (Increase) in other assets	**(27,720)**	21,114	**(26,475)**	4,032
Increase (decrease) in trade and other payables	**(65,061)**	(111,407)	**(69,028)**	58,984
Increase (decrease) in provisions and employee benefits	**30,235**	15,465	**30,235**	19,898
Interest paid	**(1,303,193)**	(1,014,211)	**(1,303,193)**	(830,029)
Income tax paid	**(369,307)**	-	**(362,454)**	-
Net cash outflow from operating activities	**(384,101)**	(2,085,173)	**(702,331)**	(2,037,766)



Directors' declaration

In the directors' opinion:

(a) the financial statements and notes set out on pages 28 to 70 are in accordance with the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the group's financial position as at 30 June 2007 and of its performance, as represented by the results of its operations, changes in equity and its cash flows, for the year ended on that date; and

  (ii) complying with Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001;

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

(c) the audited remuneration disclosures set out on pages 14 to 17 of the directors' report comply with Accounting Standards AASB 124 Related Party Disclosures and the *Corporations Regulations 2001*.

The directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A of the *Corporations Act 2001*.

This declaration is made in accordance with a resolution of the directors.

Kenneth Rich

Brisbane
22 August 2007



Independent auditor's report to the members of Impact Capital Limited

Report on the financial report

We have audited the accompanying financial report of Impact Capital Limited (the Company), which comprises the balance sheets as at 30 June 2007, and the income statements, statements of changes in equity and cash flow statements for the year ended on that date, a summary of significant accounting policies and other explanatory notes 1 to 33 and the directors' declaration set out on page 71 of the Group comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

As permitted by the Corporations Regulations 2001, the Company has disclosed information about the remuneration of directors and executives ("remuneration disclosures"), required by Australian Accounting Standard AASB 124 Related Party Disclosures, under the heading "Remuneration report" in section 4.4 of the Directors' report and not in the financial report. We have audited these remuneration disclosures.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL REPORT AND THE AASB 124 REMUNERATION DISCLOSURES CONTAINED IN THE DIRECTORS' REPORT

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In note 1(a) the directors also state, in accordance with Australian Accounting Standard AASB 101 Presentation of Financial Statements, that the financial report of the Group, comprising the financial statements and notes, complies with International Financial Reporting Standards but that the financial report of the Company does not comply.

The directors of the Company are also responsible for the remuneration disclosures contained in the Directors' report.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is also to express an opinion on the remuneration disclosures contained in the Directors' report based on our audit.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the Directors' report.

We performed the procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001 and Australian



Accounting Standards (including the Australia Accounting Interpretations), a view which is consistent with our understanding of the Company's and the Group's financial position and of their performance and whether the remuneration disclosures are in accordance with Australian Accounting Standard AASB 124.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

AUDITOR'S OPINION

In our opinion:

(a) the financial report of Impact Capital Limited is in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and the Group's financial position as at 30 June 2007 and of their performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.

(b) the financial report of the Group also complies with International Financial Reporting Standards as disclosed in note 1(a).

Auditor's opinion on AASB 124 remuneration disclosures contained in the directors' report

In our opinion, the remuneration disclosures that are contained in section 4.4 of the Remuneration report in the Directors' report comply with Australian Accounting Standard AASB 124 Related Party Disclosures.

KPMG

Jillian B Richards
Partner

Brisbane
22 August 2007



Shareholder Information *At 20 September 2007*

Number of Equity Securities

ORDINARY SHARES

- 1,841 individual shareholders hold 65,153,118 fully paid ordinary shares.
- There are no restricted fully paid ordinary shares.
- 1,199 shareholders hold less than a marketable parcel of fully paid ordinary shares.

OPTIONS

- There are no options outstanding.

CONVERTIBLE NOTES

- There are no convertible notes outstanding.

Distribution of Holders in each Class of Equity Securities

Analysis of numbers of equity security holders by size of holding:

	Ordinary Shares	Options	Convertible Notes
1 – 1,000	1,283	-	-
1,001 – 5,000	304	-	-
5,001 – 10,000	77	-	-
10,001 – 100,000	97	-	-
100,001 – and over	80	-	-
	1,841	-	-

Substantial Holders

Shareholder	Ordinary shares	
	Number held	Percentage of issued shares
Thistle Custodians Pty Ltd	9,885,725	15.17
Insight Capital Management Pty Ltd	3,405,321	5.23
Schroder Investment Management Australia Limited	3,296,887	5.06

Twenty largest holders of Quoted Equity Securities

Shareholder	Ordinary shares	
	Number held	Percentage of issued shares
Invia Custodian Pty Limited <White a/c>	9,720,108	14.92
UBS Wealth Management Australian Nominees Pty Ltd	3,018,000	4.63
Queensland Investment Corporation	2,763,026	4.24
Mr Anthony Edward Collins and Mrs Andrea Claudia Collins	2,599,863	3.99
Davishaven Pty Ltd	2,420,000	3.71
International Portfolios Ltd	2,080,000	3.19
Blenheim Trust Company Limited	1,840,000	2.82
Jalpont Pty Ltd	1,680,000	2.58
Weir River Consulting Pty Ltd	1,600,000	2.46
Beresford Vineyards Pty Ltd	1,589,465	2.44
Invia Custodian Pty Limited <WAM Capital Limited a/c>	1,286,675	1.97
ANZ Nominees Limited	1,250,000	1.92
Mr Bernard Joseph Fitzsimon and Ms Diane Therese Neve	1,223,500	1.88
National Nominees Limited	1,200,000	1.84
Mr John Stacey & Mrs Beverley Stacey	1,184,000	1.82
HSBC Custody Nominees (Australia) Limited	1,148,817	1.76
Rathjo Pty Ltd	1,080,000	1.66
Mr Colin Leonard Howard Lewis	1,000,000	1.53
Mr Michael John McLean	1,000,000	1.53
Theseus Capital Pty Ltd	880,000	1.35
	40,563,454	**62.24**



Voting Rights

The voting rights attaching to each class of equity securities are set out below:

ORDINARY SHARES
On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Other

SHAREHOLDER ENQUIRIES
Shareholders with enquiries about their shareholdings should contact the Share Registry, Computershare Investor Services Pty Ltd by telephone on (03) 9615 5970 or by facsimile on (03) 9611 5710.

CHANGE OF ADDRESS
Shareholders should notify the Share Registry in writing immediately upon any change in their registered address. Sponsored holders ("CHESS") should notify their stockbroker of such change.

CHANGE OF NAME
Shareholders who change their name should notify the Share Registry and attach a copy of a relevant marriage certificate, deed poll or other relevant documentation.

REMOVAL FROM THE ANNUAL REPORT MAILING LIST
Shareholders who do not wish to receive the Annual Report should advise the Share Registry in writing. These shareholders will continue to receive all other shareholder information.

CONSOLIDATION OF SHAREHOLDINGS
You may have received more than one annual report. If so, please check carefully the name and address printed on the Notice of Meeting in each report. If these are identical, you may wish to combine the holdings into a single holding by writing to the Share Registry quoting each of the shareholder reference numbers.

CHESS
(Clearing House Electronic Subregister System)
Shareholders wishing to move to uncertificated holdings under the Australian Stock Exchange CHESS system should contact their stockbroker.

UNCERTIFICATED SHARE REGISTER
Shareholding statements are issued within five business days after the end of the month in which transactions alter the balance of your holding.

WEBSITE
Shareholders wishing to access specific information about their holding can visit the Share Registry's website at www.computershare.com

TAX FILE NUMBERS
It is important that Australian resident shareholders, including children, have their tax file number or exemption details noted by the Share Registry.

Impact

Impact

Impact

Impact

Impact Capital Limited
PO Box 7111
Riverside Centre
Brisbane Q 4001
T 1300 552 332 **F** 1300 727 390
E info@impactcapital.com.au
www.impactcapital.com.au

Impact Funding (NZ) Limited
PO Box 106807
Customs St
Auckland NZ 1010
T 0800 552 332 **F** 0800 727 390
E info@impactfunding.co.nz
www.impactfunding.co.nz

Impact
capital

Notice of Annual General Meeting

ABN 22 094 503 385

Impact

Impact

Impact

Impact

21 November 2007
At 11.00am

Riverside Centre Auditorium
Level 5 Riverside Centre
123 Eagle Street
Brisbane

Impact

Impact

Impact

Impact

Impact

Notice of Annual General Meeting

NOTICE IS GIVEN that the 2007 Annual General Meeting of the shareholders of Impact Capital Limited ("the Company") will be held at the Riverside Centre Auditorium, Level 5 Riverside Centre, 123 Eagle Street, Brisbane on Wednesday 21 November 2007 at 11.00am.

Ordinary Business

Financial Statements and Reports

To receive and consider the Financial Statements of the Company and its controlled entities for the year ended 30 June 2007 and the related Directors' Report, Directors' Declaration and Auditors' Report.

Resolutions

1. ELECTION OF DIRECTOR (ORDINARY RESOLUTION)

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

"To re-elect a director, Mr. L J Litzow retiring by rotation in accordance with the Company's Constitution, and being eligible, offers himself for re-election."

2. NON-EXECUTIVE DIRECTORS REMUNERATION (ORDINARY RESOLUTION)

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

"That, with effect from the passing of this resolution and for the purposes of clause 20.10 of the Company's Constitution and ASX Listing Rule 10.17, the maximum total cash payable as remuneration to the Non-Executive Directors of the Company and its subsidiaries as directors' fees in any financial year be increased by $150,000 from $100,000 per annum to $250,000 per annum to be apportioned amongst the Non-Executive Directors in such manner as the Board of Directors may determine."

3. ADOPTION OF NEW CONSTITUTION (SPECIAL RESOLUTION)

To consider, and if thought fit, pass the following resolution as a special resolution:

"That, with effect from the passing of this resolution and in accordance with S136 of the Corporations Act 2001, the regulations contained in the printed document produced to this Annual General Meeting and signed by the Chairman for identification purposes are hereby approved and adopted as the Constitution of the Company in substitution for and to the exclusion of the existing Constitution of the Company."

4. APPROVAL OF EXECUTIVE OPTION SCHEME (ORDINARY RESOLUTION)

To consider, and if thought fit, pass with or without amendment the following ordinary resolution:

"That approval is given, for all purposes including ASX Listing Rule 7.2 Exception 9(b) and all other purposes, for the terms of and issue of options under an Executive Option Scheme as described in the Explanatory Memorandum accompanying and forming part of this Notice of Meeting."

5. APPROVAL OF ISSUE OF OPTIONS TO A DIRECTOR (ORDINARY RESOLUTION)

To consider, and if thought fit, pass with or without amendment the following ordinary resolution:

"That approval is given, for the purposes of ASX Listing Rule 10.11, Chapter 2E of the Corporations Act 2001 and all other purposes, for the issue of 1,110,000 options to Mr Russell Templeton (or to his nominee) to subscribe for fully paid ordinary shares in the Company in accordance with the terms described in the Explanatory Memorandum accompanying and forming part of this Notice of Meeting."

6. REMUNERATION REPORT (NON-BINDING RESOLUTION)

To adopt the Directors' Remuneration Report which covers directors and executives of the Company and its controlled entities as set out in the Directors' Report for the year ended 30 June 2007. The vote on this resolution does not bind the Directors of the Company.

Other Business

To deal with any other business that may be brought forward in accordance with the Constitution and the Corporations Act 2001.

By Order of the Board of Directors,
Alison Hill, Company Secretary
8 October 2007

Voting

Impact Capital Limited (ICD) has determined in accordance with Regulation 7.11.37 of the Corporations Regulations 2001 that, for the purposes of determining voting entitlements at the Annual General Meeting, securities will be taken to be held by those persons recorded on the Company's share register as at 7.00pm Brisbane time on Monday 19 November 2007.

Accordingly share transfers registered after that time will be disregarded in determining entitlements to attend and vote at the Meeting.

Proxies

1. Any member entitled to attend and vote is entitled to appoint not more than two proxies to attend and vote in his or her stead.
2. If a shareholder appoints more than one proxy, the appointment of the proxy may specify the proportion or number of that shareholder's votes that each proxy may exercise. If the appointment does not specify the proportion or the number of the shareholder's votes each proxy may exercise, each proxy may exercise one half of the votes.
3. Where a shareholder appoints more than one proxy neither proxy is entitled to vote on a show of hands.
4. A proxy need not be a shareholder of ICD.
5. Proxies given by corporate shareholders must be executed in accordance with their constitutions, or under the hand of a duly authorised officer or attorney.
6. If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting as he or she thinks fit.
7. If a shareholder appoints the Chairman of the meeting as the shareholder's proxy and does not specify how the Chairman is to vote on an item of business, the Chairman will vote, as proxy for that shareholder for that item.
8. To be effective, ICD must receive the completed Proxy Form and, if the form is signed by the shareholder's attorney, the authority under which the Proxy Form is signed (or a certified copy of the authority) by no later than 48 hours before the commencement of the meeting. Proxy Forms and other documentation may be lodged either by mail to Computershare Investor Services Pty Ltd, GPO Box 242, Melbourne, VIC 3001 or by facsimile to Computershare Investor Services Pty Ltd on (07) 3237 2152.

A PROXY FORM IS ENCLOSED.

Voting Exclusions

In accordance with S224 of the Corporations Act 2001 and ASX Listing Rule 14.11, the Company will disregard any votes cast on a resolution by the person specified below as an excluded person. However the Company need not disregard a vote if:

1. it is cast by a person as a proxy for a person who is entitled to vote, in accordance with directions on the proxy form; or
2. it is cast by a person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution Number	Resolution	Excluded Person
1	Approval for election of director	Mr Litzow or any of his Associates.
2	Increase in remuneration for Non-Executive Directors	Any director and their Associates.
4	Approval of Executive Option Scheme	Any director and their Associates.
5	Issue of Options to Mr Templeton	Mr Templeton or any of his Associates.

IMPORTANT NOTE:

Please note that if you appoint Mr Templeton as your proxy and do not direct him how to vote on resolution 5 (on which he cannot vote) then a vote cast by him on that resolution will not be counted.

If you appoint him as your proxy, we strongly urge you to direct him how to vote on this resolution. Alternatively, we suggest that you appoint someone else as your proxy.

Explanatory Memorandum

This Explanatory Memorandum has been prepared for the information of the Shareholders of the Company in connection with the business to be conducted at the Annual General Meeting of Impact Capital Limited ("the Company") to be held at the Riverside Centre Auditorium, Level 5 Riverside Centre, 123 Eagle Street, Brisbane on Wednesday 21 November 2007 at 11.00am.

The purpose of this Explanatory Memorandum is to provide information which the Directors believe to be material to Shareholders in deciding whether or not to pass the resolutions contained in the Notice of Meeting and the Directors recommend Shareholders read the Notice of Meeting and this Explanatory Memorandum in full before making any decision relating to the resolutions.

Terms and abbreviations used in this Notice of Meeting and Explanatory Memorandum are defined in the Glossary.

Ordinary Business

Financial Statements and Reports

The Corporations Act requires that the reports of the Directors and Auditors and the annual financial report, including the financial statements of the Company, for the year ended 30 June 2007 be laid before the Annual General Meeting.

The Corporations Act does not require a vote of the shareholders on the reports or the statements. However shareholders will be given reasonable opportunity to ask questions or make comments on the reports and the statements at the meeting. Also reasonable opportunity will be given to shareholders to ask the Company auditor questions relevant to the conduct of the audit and the preparation and content of the Auditors' Report.

Agenda Item 1

ELECTION OF DIRECTOR

Mr Lawrence Litzow, a Non-Executive Director, retires by rotation and offers himself for re-election.

Mr Litzow was appointed to the Board in November 2004, is the Chairman of the Risk Management Committee and a member of the Audit Committee. Mr Litzow also held the position of Company Secretary from November 2004 to June 2007.

Mr Litzow is a Chartered Accountant who has been in private practice for over 40 years and managing partner for six years. He is a private equity investor and a director and secretary of a number of ASX listed companies. His directorships and industry expertise include minerals and exploration, property and construction, pharmaceutical, information technology, media and marketing and financial services.

Mr Litzow has also been a committee member advising the Commonwealth Minister for Small Business regarding innovation and chairing a sub-committee reporting on small business taxation reform. He consults and advises on matters such as IPO's and economic loss assessments for courts of law.

Mr Litzow is a resident of Queensland, Australia and is 73 years of age.

The Directors, excluding Mr Litzow, recommend you vote in favour of the resolution.

Agenda Item 2

NON-EXECUTIVE DIRECTORS REMUNERATION

In accordance with Clause 20.10 of the Company's Constitution and ASX Listing Rule 10.17, shareholders of the Company are being asked to approve an increase in the maximum aggregate amount which may be paid as Non-Executive Directors' fees by $150,000 from $100,000 to $250,000 per annum.

The current aggregate amount of $100,000 was fixed at the General Meeting held in May 2005 since which time the Company has undergone substantial growth and development. Whilst the Company does not necessarily anticipate that it will utilise the full pool amount of $250,000 in the current financial year, the Company considers that an increase of the proposed amount is important to ensure that the Company has the flexibility to appoint an additional Non-Executive Director(s) should the need arise and also to ensure that the Company remains able to attract and retain Directors with the appropriate experience and skill base to oversee the Company's business and strategic direction. Accordingly remuneration of Non-Executive Directors must remain competitive.

Having regard to the above, the Board considers that it is appropriate to put the proposed increase to shareholders at this time. The amendment will be treated as applying in respect of each financial year of the Company commencing on or after 1 July 2007. The Company will, of course, in future continue to set the actual level of remuneration of its Non-Executive Directors after having regard to market practice, Board performance and other appropriate factors.

Disclosure of Directors' remuneration will continue to be made to shareholders in each Annual Report in accordance with applicable legal and Australian Securities Exchange requirements.

The Directors, excluding the Non-Executive Directors, recommend you vote in favour of the resolution.

Agenda Item 3

ADOPTION OF NEW CONSTITUTION

It is proposed that the current Company Constitution be updated to reflect compliance with current law and enable the Company to better function in accordance with its constituent documents. The proposed constitution has been approved under the ASX Listing Rules.

Resolution 3 seeks Shareholder approval for the adoption of a new Constitution in accordance with S136 of the Corporations Act and is a special resolution.

A full copy of the proposed Constitution will be sent to any Shareholder upon request, will be available for inspection prior to the Annual General Meeting at the Company's Registered Office, Level 7, 10 Market Street, Brisbane, Queensland 4000 during normal business hours and will be available for inspection at the Annual General Meeting.

The new Constitution will become effective from the passing of this resolution.

In summary the proposed Constitution includes provisions to the following effect:

DEALINGS WITH SMALL HOLDINGS

Article 22 provides the Company with the ability to deal with unmarketable parcels of small share capital. Marketable parcels of securities are defined in the ASX Listing Rules to mean those parcels of shares greater than $500 in value.

This provision allows:

1. The Company to sell the shares of a member who has less than a marketable parcel of shares if the Company has provided the required notification of its intention to sell and the member has not notified the Company that it wishes to retain its holding; and
2. As required by the ASX Listing Rules, the Company must not give a small parcel holder more than one divestment notice in any twelve month period.

SHARE CAPITAL FOR DIRECTORS

Article 10.15 enables the Board to determine policies on share ownership of Non-Executive Directors from time to time. This increased flexibility allows the Directors to better reflect the interests of the Company by ensuring that Non-Executive Directors have an equity interest in the Company which is appropriate for the Company and the circumstances of the Directors at any given point in time.

The Directors believe that this increased flexibility providing an equity interest will assist in enticing accomplished Non-Executive Directors to the Board of the Company when needed.

REMUNERATION OF DIRECTORS

Article 10.8 provides that:

1. Remuneration payable direct to Directors is provided wholly in cash unless the Board, in agreement with the director concerned, determine that part is to be satisfied in the form of non-cash benefits, including the purchase of shares or the grant of options to subscribe for shares. The sum determined by the Company in general meeting does not include remuneration which has been separately approved by the Company in general meeting, or which is not required to be approved by the Company in general meeting under the ASX Listing Rules;
2. In making the determination above, the Directors may fix the value of any non-cash benefit;
3. The director's remuneration accrues from day to day, except for any non-cash benefit which is taken to accrue at the time the benefit is provided, subject to the terms on which the benefit is provided.

Article 10.9 includes provisions in relation to superannuation contributions and states that, if required by law, the Company may make contributions to a fund for the purpose of making provision for or obtaining superannuation benefits for a director.

DIRECTOR AND OFFICER INDEMNITY INSURANCE

Article 20 is an updated provision relating to the insurance and indemnity of Directors and Company officers. In particular it provides that indemnification insurance be provided to officers of the Company generally.

It allows, to the extent permitted by law and where the Board consider it appropriate, the Company to indemnify an officer out of the assets of the Company on such terms as considered reasonably necessary against any liability incurred as an officer of the Company.

Article 20.2 specifically provides that where the Board consider it appropriate the Company pay a premium to arrange and maintain a contract insuring a person who is or has been an officer of the Company against any liability on such terms as is considered appropriate.

ELECTRONIC NOTICES OF MEETING

New article 8.3 expressly enables the Company to provide notices of general meetings to shareholders electronically to reflect the current provisions of the Corporations Act. Where a member nominates an electronic means by which the member may be notified of meetings, the Company may give the shareholder notice of the meeting by notifying the member through issue of an electronic notice.

RE-ELECTION OF DIRECTORS

A new provision at article 10.3 has been included which updates the subject matter of this provision to be consistent with the 3-year rotation requirements set out in ASX Listing Rules 14.4 and 14.5 as well as current corporate practice.

Article 10.3 provides that at each annual general meeting of the Company there must be an election of Directors.

The Directors who must retire from office (but are then eligible to stand for re-election) at the annual general meeting are as follows;

each director who has held office without re-election:

(a) beyond the third annual general meeting following the director's appointment or last election; or

(b) for at least three years, whichever is the longer period.

If none of the above is applicable, the director who has served office longest without re-election must retire and stand for re-election. In this instance where there are two or more such Directors who have been in office an equal length of time, then in default of agreement, the director to retire will be determined by the Board.

PROPORTIONAL TAKEOVER PROVISION

These new provisions have been included to ensure consistency with the Corporations Act and in addition the Directors consider that it is in the interests of the Company's shareholders to have proportional takeover provisions in the Constitution.

Under the Corporations Act proportional takeover provisions must be renewed by shareholders every three years or otherwise they lapse and cease to apply.

Articles 6.9 to 6.14 have been included so as to allow the Directors to formally ascertain the views of shareholders in respect of a proportional takeover bid in an effective manner.

Inclusion of these provisions will also ensure that all shareholders have the opportunity to consider a proportional takeover bid and vote on whether it should be permitted to proceed. By including these provisions the Company is ensuring that the terms of any future possible proportional takeover bid are structured to be attractive to a majority of independent shareholders.

The advantages of these provisions include:

1. that all shareholders have an opportunity to study a takeover bid;
2. as it is required to obtain shareholder approval for a takeover bid, proportional bids will be more likely to be structured in such a way to be attractive to a majority of independent shareholders; and
3. inclusion of the provisions may assist the avoidance of shareholders being locked in as a minority.

If Articles 6.9 to 6.14 are approved on adoption of the new Constitution and a proportional takeover bid is made for a class of shares in the Company, the Directors will be required to either convene a general meeting of shareholders in that class to vote on a resolution to approve the proportional takeover bid or conduct a postal ballot to approve this proportional takeover bid. The resolution must be voted on at least 14 days before the bid closes. The bidder and any associates will be excluded from voting.

If the resolution is rejected by shareholders, then the bid will be deemed to be withdrawn and registration of any shares resulting from the proportional bid will be prohibited. Acceptances will be returned and any contracts formed by acceptances will be rescinded.

If the resolution is approved, transfers of shares to the bidder will be registered, provided they comply with the other provisions of the Company's Constitution.

If no resolution is voted on at least 14 days before the close of the bid, then a resolution to approve the bid will be deemed to have been passed in accordance with these provisions.

ADMINISTRATIVE CHANGES

A number of minor changes to the existing Constitution have been included to more closely align the Constitution with the current legislative environment.

These changes include:

1. Updating references to the ASX market rules, SCH clearing rules and ASTC settlement rules (this change is not material and simply reflects the fact that the definitions relating to these rules have been replaced);
2. Providing an express power of delegation for Directors;
3. Clarifying that while acting as a director, an alternative director is not an agent of the appointer, and the alternate director is responsible to the exclusion of the appointer for the alternate's own acts and defaults;
4. That the Company has a first and paramount lien on each share registered in the name of the member for all money payable to the Company by the member under any loans made under any employee incentive scheme;
5. Extending the Constitution to give power to change the place of a general meeting; and

6. Updating the provisions relating to general notification of changes to the general meeting.

The Directors consider it is in the interests of shareholders to adopt the proposed new Constitution, including the proposed proportional takeover provisions. The Directors recommend that you vote in favour of the resolution.

Agenda Item 4

APPROVAL OF EXECUTIVE OPTION SCHEME

The Company proposes to introduce an Executive Option Scheme (EOS) pursuant to which it will grant options to eligible employees to subscribe for ordinary shares in the Company.

If shareholders approve the EOS, ASX Listing Rule 7.2 Exception 9(b) will enable the Company to issue options to executives and other employees, with the exception of Directors, for a period of up to three years without further shareholder approval. As at the date of this Explanatory Memorandum no securities have been issued under the EOS.

Where in the future the Company proposes to issue any securities to Directors under the EOS, it will seek shareholder approval to do so pursuant to requirements of Listing Rule 10.14.

A summary of the key terms of the EOS is as follows:

(a) **Eligibility**: Executive Directors of the Company or any Executive of the Company and its subsidiaries as determined by the Board;

(b) **Offer of Options**: The Directors may at such times as they determine issue invitations to Executives and such other persons as the Directors decide;

(c) **Entitlement**: The Executive may apply for that number of Options specified in an invitation to participate in the EOS by the Directors;

(d) **Exercise Price**: To be determined by the Directors, but will be no less than the volume weighted average share price of ordinary shares of the Company on the ASX for the 5 trading days immediately preceding the date of the invitation to issue the Options or such other price approved by shareholders in general meeting from time to time;

(e) **Management of the EOS**: The EOS will be administered by the Directors;

(f) **Lapse of Options**: The date of expiry of the Options is at the absolute discretion of the Directors;

(g) **Termination for other reasons**: If the Executive voluntarily resigns or is dismissed from employment for willful misconduct, fraud, repeated disobedience or any other reason the Directors consider to be fair and reasonable.

The Directors believe that the EOS is an appropriately designed employee incentive scheme, having regard to the role of the EOS in attracting, motivating and retaining key executives. The EOS will provide the flexibility to determine the most appropriate type of reward structure as well as accounting for the potential impact of regulatory changes including those to Australian Accounting Standards.

Agenda Item 5

APPROVAL OF OPTIONS TO A DIRECTOR

The Directors believe that the future success of the Company will depend to a large extent on the skills and motivation of the people engaged in and overseeing the management of the Company's operations. It is therefore important that the Company is able to attract and retain people of the highest caliber.

The Directors consider that the most appropriate means of achieving this is to provide the Directors and Executives with an opportunity to participate in the Company's future growth and give them an incentive to contribute to that growth.

LEGISLATIVE REQUIREMENTS

ASX Listing Rule 10.11 and the Corporations Act require shareholder approval to be obtained for the issue of options to Directors and related parties. Under Listing Rule 10.13.3, the issue of options to Directors will occur no later than one month after shareholder approval at the Annual General Meeting.

Shareholder approval for the proposed issue of options to Mr Templeton will exclude the issues from the calculation of the 15% limit imposed by ASX Listing Rule 7.1 on the further issue of securities by the Company over the next 12 months.

Information required under ASX Listing Rules and the Corporations Act is presented below.

CHAPTER 2E OF THE CORPORATIONS ACT 2001 AND THE ASX LISTING RULES

Chapter 2E of the Corporations Act prohibits a company, subject to certain exceptions, from giving a financial benefit to a related party of the Company without prior shareholder approval.

Mr Templeton is a "related party" for this purpose, whilst the issue of Options to him constitutes "financial benefits" for this purpose.

In accordance with section 219 of the Corporations Act (and in satisfaction of the information requirements of ASX Listing Rules 7.3 and 10.13), the following information is provided to Shareholders to allow them to assess whether or not it is in the Company's interests to pass resolution 5:

(a) Mr Templeton is the related party to whom the proposed resolution would permit a financial benefit to be given. He is a related party of the Company by virtue of section 228(2)(a) of the Corporations Act.

(b) The nature of the financial benefits to be given to this related party is the issue of the Options as set out in Resolution 4.

(c) The securities to be issued to Mr Templeton are summarised as follows:

Director	Mr Russell Templeton
Role	Managing Director and Chief Executive Officer
Number of Options	1,110,000
Exercise Price	$0.60
Expiry Date	5 years from the date of grant
Grant Date	23 November 2007
Exercise period and Conditions	Mr Templeton may exercise the Options subject to satisfaction of the following conditions: *i) (Tranche 1)* one-third of the Options may be exercised following expiration of 12 months from the date of grant if, at that time, the share price of the Company is equal to or greater than $0.80; *ii) (Tranche 2)* a further one-third of the Options may be exercised following expiration of 24 months from the date of grant if, at that time, the share price of the Company is equal to or greater than $1.10; and *iii) (Tranche 3)* the balance of Options held may be exercised following expiration of 36 months from the date of grant if, at that time, the share price of the Company is equal to or greater than $1.50.

Notes to Table

(a) Mr Templeton expresses no opinion and makes no recommendation in respect of the Resolutions that apply specifically to him. Otherwise, each of the Directors recommend that Shareholders approve Resolution 5 for the reasons set out in this Explanatory Memorandum and on the basis that, in their opinion, the proposed issue of securities is fair end reasonable having regard to the terms of engagement of all the parties.

(b) Mr Templeton has an interest in the outcome of this resolution. Details of the potential benefits and costs to the Company are listed below.

(c) There is no other information known to the Directors or the Company (besides that set out in this Explanatory Memorandum) that is reasonably required by shareholders in order to decide whether or not it is in the Company's interests to pass resolution 5. The issue of Options also provide an incentive that ultimately benefits both shareholders and the Optionholder as option holders will only benefit if the market value of the underlying shares exceeds the option strike price.

Chapter 2E of the Corporations Act requires the approval of shareholders by ordinary resolution in circumstances in which a related party (which includes a director) of the Company is given a financial benefit subject to some limited exceptions.

Shareholder approval under Chapter 2E of the Corporations Act is not required if the financial benefit may be characterised as reasonable remuneration of a related party as an officer or employee of the Company.

The Board has reasonably formed the view that the grant of Options constitutes reasonable remuneration considering the circumstances of the Company's remuneration policy and accepted best practice for executive remuneration. Accordingly the Board believes shareholder approval for the purpose of Chapter 2E of the Corporations Act is not necessary but has elected to give the required disclosure.

The total annual remuneration of Mr Templeton is currently $480,000 which is comprised solely of fixed remuneration and is inclusive of superannuation.

Nonetheless, shareholder approval for the purpose of the provisions of Chapter 2E of the Corporations Act is sought.

The Options proposed to be issued to Mr Templeton will be issued for nil consideration.

POTENTIAL BENEFITS – ISSUE OF OPTIONS

If the Options are issued pursuant to Resolution 5 the Company considers the following benefits arise:

(a) Mr Templeton will have increased his vested interest in the affairs of the Company. As the Options are a performance based incentive, they will have that incentive to ensure that the Company is able to create a successful and profitable business. The consequential increase in shareholder value and the market price of the shares of the Company will benefit all shareholders and should have a corresponding increase in the value of these securities.

(b) The issue of Options is a non-cash form of remuneration, thus conserving the Company's cash reserves.

(c) Mr Templeton currently holds 1,902,235 ordinary shares in the Company.

POTENTIAL COSTS – ISSUE OF SECURITIES

The potential cost to the Company of the issue of an aggregate of 1,110,000 Options to Mr Templeton is that there will be a dilution of the issued share capital if the Options are exercised and convert to shares.

Based on 65,153,118 Shares being on issue at the date of this Memorandum, the conversion of all the Options to Shares would have a dilutionary effect of approximately

1.7% (with a corresponding increase in cash reserves of $666,000).

If the Options are exercised at a time when the market price of the Company's shares is greater than the exercise price of the Options, there will be a detriment insofar as the Company will be required to issue shares at a price lower than it might otherwise have been able to do.

The value of the Options to be granted to the Director, pursuant to Resolutions 4 and 5 have been calculated by applying the Black-Scholes option pricing model as follows:

(i) The average current risk free or government bond interest rate prescribed by the Reserve Bank of Australia of approximately 6.115% has been used in calculating the ascribed value.

(ii) A volatility rate of 32% has been used because it represents the approximate historical volatility of the Shares as traded on ASX since re-instatement to official quotation of the Shares on 11 August 2005.

(iii) No discount has been applied to the value of the options as derived by the Black-Scholes model to take into account the preconditions attached to each option series.

The indicative value calculated by the Black-Scholes model at 5 October 2007 is as follows:

(i) Tranche 1 - $0.153627 per Option
(ii) Tranche 2 - $0.144456 per Option
(iii) Tranche 3 - $0.135833 per Option

The cumulative value of the Options at 5 October 2007 is $160,549.

OTHER TERMS AND CONDITIONS OF OPTIONS

The other terms and conditions of the Options are as follows:

a) Shares issued and allotted on the exercise of Options will be of the same class and will rank equally with Shares issued in the Company as at the date the Options were issued.

b) Options issued under the Scheme do not confer any right to dividends.

Agenda Item 6

REMUNERATION REPORT

Shareholders are requested to adopt the Company's Remuneration Report which is contained within the Directors' Report for the year ended 30 June 2007.

The Remuneration Report:

1. sets out the policies behind, and the structure of, the remuneration arrangements of the Company and the link between the remuneration arrangements and the Company's performance; and
2. sets out the remuneration arrangements in place for each Director, Company Secretary and for those members of senior management with the authority and responsibility for planning, directing and controlling the activities of the Company and the Group.

A reasonable opportunity will be given to shareholders to ask questions or make comments on the Remuneration Report.

S250R(3) of the Corporations Act requires listed companies to put an annual non-binding resolution to Shareholders to adopt the Remuneration Report. While there is a requirement for a formal resolution on this item, the vote on item 6 is advisory only and does not bind the Company or its Directors. However the Board will take into account the discussion on this item and the outcome of this vote when considering the future remuneration arrangements of the Company.

Schedule 1 Glossary of Terms

ASX means Australian Securities Exchange;

Board means the board of Directors;

Company means Impact Capital Limited ACN 094 503 385;

Constitution means the constitution of the Company;

Corporations Act means Corporations Act 2001 (Cth);

Directors means directors of the Company;

EOS means Executive Option Scheme;

Executives means executives of the Company and its subsidiaries;

Listing Rules means the Listing Rules of the ASX;

Memorandum means this Explanatory Memorandum;

Non-Executive Director means a non-executive director of the Company;

Optionholder means the holder of Options under the EOS;

Options means options issued under the EOS.

Impact

Impact

Impact

Impact

Impact

Impact

Impact

Impact

Impact Capital Limited
PO Box 7111
Riverside Centre
Brisbane Q 4001
T 1300 552 332 **F** 1300 727 390
E info@impactcapital.com.au
www.impactcapital.com.au

Impact Funding (NZ) Limited
PO Box 106807
Customs St
Auckland NZ 1010
T 0800 552 332 **F** 0800 727 390
E info@impactfunding.co.nz
www.impactfunding.co.nz

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**IMPACT CAPITAL LIMITED**
ABN:	**22 094 503 385**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN WILLIAM LAURIE
Date of last notice	02/10/2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	JW LAURIE & MM LAURIE < LAURIE PENSION FUND>
Date of change	09/10/2007
No. of securities held prior to change	65,400
Class	ORDINARY SHARES
Number acquired	4,000
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,380.00
No. of securities held after change	69,400
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON-MARKET TRADE

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**IMPACT CAPITAL LIMITED**
ABN:	**22 094 503 385**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	RUSSELL ERIC TEMPLETON
Date of last notice	12 September 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	JALPONT PTY LTD
Date of change	3 October 2007
No. of securities held prior to change	1,852,235
Class	ORDINARY SHARES
Number acquired	50,000
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$30,000
No. of securities held after change	1,902,235
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON-MARKET TRADE

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**IMPACT CAPITAL LIMITED**
ABN:	**22 094 503 385**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN WILLIAM LAURIE
Date of last notice	28/12/2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	JW LAURIE & MM LAURIE < LAURIE PENSION FUND>
Date of change	26/09/2007
No. of securities held prior to change	50,000
Class	ORDINARY SHARES
Number acquired	15,400
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$9,163.00
No. of securities held after change	65,400
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON-MARKET TRADE

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: IMPACT CAPITAL LIMITED

ACN/ARSN: 094 503 385

1. Details of substantial holder(1)

Name: DAVISHAVEN PTY LTD

ACN/ARSN (if applicable): 010 309 172

The holder ceased to be a substantial holder on: 17/9/2007

The previous notice was given to the company on: 5/7/2005

The previous notice was dated: 5/7/2005

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
24/8/07	DAVISHAVEN	SALE	$992,000	1600000	
17/9/07	DAVISHAVEN	NCBC	$ NIL	3140000	

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
DAVISHAVEN PTY LTD	8 MASTERS STREET, NEW FARM QLD 4005

Signature

print name: Kerry Armstrong capacity: Director

sign here date: 29/10/2007

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

IMPACT CAPITAL LIMITED

ABN	Quarter ended ("current quarter")
22 094 503 385	**30 SEPTEMBER 2007**

CONSOLIDATED STATEMENT OF CASH FLOWS

Cash flows related to operating activities	Current quarter $A'000	Year to date (3 months) $A'000
1.1 Receipts from customers for: (note 1)		
(a) Interest income	1,387	1,320
(b) Fee income	54	54
1.2 Payments to suppliers for		
(a) staff costs	(498)	(498)
(b) advertising and marketing	(96)	(96)
(c) research and development	-	-
(d) leased assets	-	-
(e) other working capital	(249)	(249)
1.3 Dividends received	-	-
1.4 Other interest income received (note 2)	21	88
1.5 Interest expense and other costs of finance paid (note 3)	(171)	(171)
1.6 Income taxes paid	-	-
1.7 Other	-	-
Net operating cash flows	**448**	**448**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	**Net operating cash flows (carried fwd)**	**448**	**448**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) other intangible assets (software)	(5)	(5)
	(e) plant and equipment	(3)	(3)
	(f) other non-current assets	(1)	(1)
1.10	Proceeds from disposal of:		
	(a) businesses	-	-
	(b) equity investments	240	240
	(c) intellectual property	-	-
	(d) other intangible assets (software)	-	-
	(e) plant and equipment	-	-
	(f) other non-current assets	-	-
1.11	Loans advanced to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (note 4)		
	(a) loans advanced to customers	(10,442)	(10,442)
	(b) loans repaid by customers	6,101	6,101
	(c) payments for loans assigned by a third party	(1,538)	(1,538)
	Net investing cash flows	**(5,648)**	**(5,648)**
1.14	**Total operating and investing cash flows**	**(5,200)**	**(5,200)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings (note 5)	31,500	31,500
1.18	Repayment of borrowings (note 5)	(27,500)	(27,500)
1.19	Dividends paid	-	-
1.20	Other – transaction costs	(72)	(72)
	Net financing cash flows	**3,928**	**3,928**
	Net increase (decrease) in cash held	**(1,272)**	**(1,272)**
1.21	Cash at beginning of quarter/year to date	2,319	2,319
1.22	Exchange rate adjustments to item 1.20	(1)	(1)
1.23	**Cash at end of quarter**	**1,046**	**1,046**

+ See chapter 19 for defined terms.

Explanatory notes to "Cash flows related to operating activities"

Note 1:	Receipts from customers Operational receipts from customers represent interest and fee income received on the repayment of loans. As the loans to customers are not subject to periodic repayments but are repaid in one sum on final settlement of the customers underlying legal matter, the amount of interest and fee income included in the operational receipts for the period can differ significantly from the accrual based calculation of interest and fee income for recognition in the profit for the same period. On a cumulative basis however the amounts are equal. Operational receipts from customers do not include repayments of principal amounts as these are considered to be cash flows related to investing activities (refer note 7 below). (a) Interest income Interest income received includes fees charged on the establishment of the loan which form an integral part of the effective interest rate charged on funds advanced. (b) Fee income Fee income received includes annual assessment and account servicing fees, the amount of which can not be established on commencement of the loan to customers and which does not form a part of the effective interest rate.
Note 2:	Other interest income is received on surplus cash deposits held at bank.
Note 3:	Interest and financing costs are paid on facilities disclosed at item 3.1 below.

Explanatory notes to "Cash flows related to investing activities"

Note 4:	Loans advanced to and repaid by customers represent principal amounts only and are classified as investing cash flows in recognition of their capital nature. Interest and fee receipts generated from this capital investment are classified as operating receipts from customers (refer note 1) rather than as investing cash flows.

Explanatory notes to "Cash flows related to financing activities"

Note 5:	During the quarter the Company refinanced its debt facilities with the Bank of Western Australia Ltd and in accordance with the terms of the new facility repaid in full the outstanding Bank Bill facility with National Australia Bank Limited.

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	151
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	50,500	29,000
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	1,046	1,046
4.2	Deposits at call		-
4.3	Bank overdraft		-
4.4	Other Term deposits with restricted use under terms of bank bill facility agreement but which considered cash for purposes of this cash flow statement		
	Total: cash at end of quarter (item 1.23)	**1,046**	**1,046**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does ~~/does not* (delete one)~~ give a true and fair view of the matters disclosed.

Sign here: .... Date: 29th October 2007
(Director/~~Company secretary~~)

Print name: Russell Eric Templeton

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Form 603

Corporations Act 2001 Section 671B

Notice of initial substantial holder

To Company Name/Scheme	IMPACT CAPITAL LIMITED
ACN/ARSN	094 503 385

1. Details of substantial holder (1)

Name	Ward Ferry Management (BVI) Limited (as Investment Manager)
ACN/ARSN (if applicable)	

The holder became a substantial holder on	18/Oct/2007

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary	4,374,000	4,374,000	6.71%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Ward Ferry Management (BVI) Limited	Investment Manager	4,374,000 ordinary

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Ward Ferry Management (BVI) Limited	HSBC Custody Nominees (Australia) Limited - A/C 2	WF Asian Reconnaissance Fund Limited	4,374,000 ordinary

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Ward Ferry Management (BVI) Limited	18 October 2007	AU$ 2,676,144.42		4,374,000 ordinary

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Ward Ferry Management (BVI) Limited	c/o 2906-07, One Exchange Square, Central, Hong Kong
WF Asian Reconnaissance Fund Limited	c/o 2906-07, One Exchange Square, Central, Hong Kong
HSBC Custody Nominees (Australia) Limited	GPO Box 5302, Sundey NSW 2001 Australia

Signature

For and on behalf of
WARD FERRY MANAGEMENT (BVI) LIMITED

print name .... capacity Annie LAI, Chief Financial Officer

sign here .... *Authorized Signature(s)* date 22/October/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Impact capital

Impact Capital Limited
ACN 094 503 385

TO LODGE A PROXY FORM:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne Melbourne
Victoria 3001 Australia
Facsimile 61 7 3237 2152

FOR ALL ENQUIRIES CALL:
(within Australia) 1300 552 270
(outside Australia) 61 3 9415 4000

FOR YOUR VOTE TO BE EFFECTIVE IT MUST BE RECEIVED BY 11.00AM, MONDAY 19 NOVEMBER 2007

YOUR SECURITYHOLDER INFORMATION IS AVAILABLE ONLINE, SIMPLY VISIT:
www.investorcentre.com\au

☑ **Review your securityholding**
☑ **Update your securityholding**

YOUR SECURE ONLINE ACCESS INFORMATION

SRN/HIN:

POST CODE:

FOR SECURITY REASONS IT IS IMPORTANT THAT YOU KEEP YOUR SRN/HIN CONFIDENTIAL.

HOW TO COMPLETE THIS PROXY FORM *Please read these notes prior to completion of the voting form.*

VOTES ON ITEMS OF BUSINESS

Voting 100% of your holding. You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

Voting a portion of your holding. You may indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. The sum of the votes cast on each item or the percentages for and against an item must not exceed your voting entitlement or 100%.

A proxy need not be a securityholder of the Company.

APPOINTMENT OF A SECOND PROXY

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the proportion or number of votes each proxy may exercise, otherwise each proxy may exercise half of the votes. Fractions of votes will be disregarded. A separate Proxy Form should be used for each proxy. You can obtain additional forms by telephoning the company's share registry or you may copy this form. If you lodge two proxies please lodge both forms together.

SIGNING INSTRUCTIONS

Individual: where the holding is in one name, the holder must sign.

Joint Holding: where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained by telephoning the company's share registry or at www.computershare.com.

LODGEMENT OF A PROXY FORM. This Form (and any Power of Attorney under which it is signed) must be received at an address given above no later than 48 hours before the commencement of the meeting at 11.00am, Wednesday 21 November 2007. Any Proxy Form received after that time will not be valid for the scheduled meeting.

PROXY FORM

PLEASE MARK X TO INDICATE YOUR DIRECTIONS

STEP 1 APPOINT A PROXY TO VOTE ON YOUR BEHALF

I/We being a member/s of Impact Capital Limited hereby appoint

☐ **the Chairman of the Meeting** **OR**

Please leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Impact Capital Limited to be held at Riverside Centre Auditorium, Level 5 Riverside Centre, 123 Eagle Street, Brisbane on Wednesday 21 November 2007 at 11.00am and at any adjournment of that meeting.

STEP 2 ITEMS OF BUSINESS

PLEASE NOTE: If you mark the **Abstain** box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

		For	Against	Abstain
1	Re-election of Mr. L J Litzow as a Director	☐	☐	☐
2	Approval of Non-Executive Directors Remuneration	☐	☐	☐
3	Adoption of new Constitution (SPECIAL RESOLUTION)	☐	☐	☐
4	Approval of Executive Option Scheme	☐	☐	☐
5	Approval of Issue of Options to a Director	☐	☐	☐
6	Approval of Remuneration Report (NON BINDING RESOLUTION)	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

SIGN SIGNATURE OF SECURITYHOLDER(S) *This section must be completed.*

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

END

☐ **Change of name and/or address.** If your name and/or address is incorrect, please mark this box and make the correction on this form. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes. *Please note, you cannot change ownership of your securities using this form.*

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